Form 10-K, Exhibit 13
period 1996-12-31
HOMECORP INC
filed 1997-03-28
CIK 857667

                                                   HomeCorp, Inc. and Subsidiary
[graphic]TO OUR SHAREHOLDERS
         -------------------
         Our strategic focus on community banking served the Company well during 1996. Bank earnings, consumer loans and household account relationships all continued to grow for fiscal 1996, rewarding our long-term plan to prioritize the growth of HomeBanc's community banking services as a means of creating a stream of consistent, expanding income.

A significant event for all savings banks during 1996 was the recapitalization of the Saving Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation (FDIC). This recapitalization included a special one-time assessment that cost the Company $1.2 million ($1.06 per share) on an after-tax basis in fiscal 1996, but will result in significantly lower FDIC insurance premiums starting in 1997. The lower deposit insurance premium rate will enable HomeBanc to compete more effectively with commercial banks, which have had much lower premiums than SAIF members for the past several years.
     I am pleased to report that net income for the year, excluding the special assessment, increased 33% to $1,605,025 or $1.36 per share compared to $1,207,482 or $1.03 per share last year. Including the special assessment, however, HomeCorp reported earnings for the full year 1996 of $358,831 or $0.30 per share.
      The Bank's continued focus on growth in community banking, supported by our ongoing sales training, database marketing and other sales and marketing initiatives, enabled HomeBanc to achieve gains in key business segments. Core deposit balances increased 5.0% over fiscal 1995; the number of household relationships increased more than 6.0%; and loan originations increased 3.5% in 1996 when compared to the prior year. While real estate loan originations remained relatively constant on a year to year basis, steady growth continued in consumer and commercial business loans.
      The Company's earnings for 1996 were also favorably impacted by gains in loan fees and service charges as well as income from real estate development. Loan fees and service charges increased 16.7% over the prior year to $1.7 million for the full year 1996. Income from real estate development activities totaled $861,175 during 1996 as a result of real estate closings, reversing a negative impact on earnings from this segment of our business in fiscal 1995. This performance is consistent with the Company's ongoing plan to reduce its involvement in real estate development activities.
      The Company's net interest income for the year was negatively impacted by the transfer of a significant earning asset to real estate owned, due to the fact that earnings on real estate owned are reported as non-interest income. Net interest income, exclusive of the transfer, would have increased 5.1% from the year earlier. The Bank's net interest margin increased to 3.04% during 1996 from 2.98% a year earlier.
     The Bank's allowance for loan losses totaled approximately $1.6 million at December 31, 1996, representing .61% of total loans. The Bank also recorded a $100,000 provision for loss on foreclosed real estate and a $246,000 provision for costs associated with termination of the Bank's position as a credit enhancer.
      The Company had total assets of $335.8 million, total deposits of $311.8 million and net loans receivable of $259.1 million at December 31, 1996. Stockholder's Equity at the fiscal year end was $20.9 million. Book value rose to $18.48 per share from $18.13 at December 31, 1995.
      We are convinced that our focus on community banking is on target. We will continue to enhance our product line, focusing on profitable segments and customer relationships. Through our ongoing customer service training programs, cross-marketing and development of a "customer first" corporate culture, we will continue to strive for even greater customer satisfaction. We are confident that building our core banking operation on local, community orientation, relevant products that meet the needs of our customers and responsive, personalized service holds the opportunity for added earnings for the company while reducing interest rate risk.
     We will continue to strive to increase shareholder value while remaining committed to providing quality service to our customers. Thank you for your continued support.

Sincerely,

/s/ C. Steven Sjogren

C. Steven Sjogren
President & Chief
Executive Officer

HomeCorp, Inc. and Subsidiary

--------------------------------------------------------------------------------

                         Focused on Community Banking


HomeBanc continued its efforts in 1996 to build shareholder value by focusing on its proven strategies:

     .Community banking with a strong local orientation
     .An emphasis on personal service
     .Ongoing development of an internal sales culture
     .Small business and commercial services
     .Targeted database marketing
     .High-touch and high-tech banking supported by powerful information systems

Allocating marketing dollars away from inefficient mass media advertising to more direct forms of communication with customers has achieved positive results.

     The Bank's most valuable asset - our current customers - are being cost-effectively reached and better served by applying the powerful database information available through our new Marketing Customer Information Files
(MCIF) system. This proprietary system gives us an improved set of tools to communicate with customers and provide a higher level of personalized service in close alignment with their needs. With MCIF, we can track factors such as:

     .Which customers hold multiple account relationships
     .Which product combinations are the most popular
     .Time-sensitive data such as CD maturity dates, seasonal trends, when to promote specific products
     .Which customers are the likeliest candidates for additional services, and more

Implemented in fiscal 1995, MCIF provides the HomeBanc customer service, sales and marketing staffs with an opportunity to target the financial needs of our customers on pace with their life cycles and lifestyles - e.g., just as older customers often have a higher level of interest in investment products, younger individuals typically have greater borrowing needs. MCIF now gives us the capability to more precisely identify the varied needs of individuals and to respond by matching them to attractive, appropriate products and services.

     For example, customers who have only one or two basic accounts, such as passbook savings, a CD, or a home mortgage, may not be aware of the many other beneficial products and services offered by HomeBanc. By recognizing their needs, we can offer and inform them about products which allow for managing personal finances more easily and simply, provide greater convenience and flexibility, and help them systematically build personal financial worth.

     On the other hand, customers with multiple account relationships tend to be more financially aware, frequent "shoppers" for new products and services. They continually look for ways to enhance their personal financial management and convenience. These customers welcome financial information and useful financial tools, such as the popular home equity loan or line of credit introduced in recent years, which allows customers to deduct loan interest on their tax returns.

     With MCIF, we can make more effective use of marketing dollars, track results, fine-tune internal programs and serve individual customers better.

     In addition, we are working to extend HomeBanc's high level of service and develop an effective sales culture through a continued emphasis on employee selling. A program of ongoing staff sales training in cross-selling of asset and lending products, tied to performance objectives, helps front-line staff people identify and clarify a customer's financial needs and objectives and to recommend product solutions.

     As we move forward into a new and exciting year, HomeBanc will continue to build value by building stronger relationships with our customers...offering the very best in customer-friendly products and services...and leveraging our knowledge, resources and valuable customer base in dynamic, effective ways.


--------------------------------------------------------------------------------
                            HomeBanc's Marketplace
                            ----------------------
--------------------------------------------------------------------------------

                              [MAP APPEARS HERE]


HomeBanc's community service area reaches from Rockford, the state's second-largest city, to Freeport, 30 miles west and Dixon, 40 miles south. Ten offices, including our Eagle Food Centers supermarket branch, extend our market area throughout much of northwest Illinois. The area has a strong economy and benefits from a base of diverse industries, including retailing, manufacturing, service and agriculture.

Selected Consolidated Financial Information        HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

Dollars in thousands                                                          At December 31,

Selected Balance Data Sheet                        1996            1995            1994            1993            1992
Total assets                                    $335,824        $338,027        $330,412        $333,837        $333,901
Loans receivable, net                            259,140         261,022         244,860         229,471         226,155
Mortgage-backed securities                        18,859          24,488          28,431          21,299          40,284
Investment securities held to maturity             5,502           6,504          12,674          14,831          16,284
Investment securities available for sale          12,497           8,311           7,022              --              --
Investment in real estate                          5,095           4,060           4,375           3,177           8,386
Goodwill                                              --              --              --           5,148           5,610
Deposits                                         311,754         314,294         307,605         307,586         309,516
Total borrowings                                      --              --              --             237             328
Stockholders' equity                            $ 20,858        $ 20,424        $ 19,029        $ 22,926        $ 21,262

------------------------------------------------------------------------------------------------------------------------


Dollars in thousands                                                      Year ended December 31,

Selected Operating Data                            1996            1995            1994            1993            1992
Total interest income                            $24,381         $24,436         $21,521         $22,415         $26,292
Total interest expense                            14,885          15,065          12,496          13,876          17,291
  Net interest income                              9,496           9,371           9,025           8,539           9,001
Provision for loan losses                            565             360             240             250             415
Net interest income after provision
  for loan losses                                  8,931           9,011           8,785           8,289           8,586
Loan fees and services charges                     1,699           1,456           1,486           1,157           1,273
Income (loss) from real estate developments          861             (54)            445             205             232
Gain (loss) on sale of loans, investments
  and mortgage-backed securities                     933             297             (18)            516             362
REO operations                                       471             115              --              --              --
Other noninterest income                             166             129             167             113             171
SAIF special assessment                            2,043              --              --              --              --
Noninterest operating expenses                    10,110           9,004           8,496           7,851           7,615
Amortization of goodwill                              --              --             808             462             482
Provision for loss on foreclosed real estate         100              --              --              --              --
Provision for credit enhancement costs               246              --              --              --              --

  Income before income taxes
    and cumulative effect of change in
    accounting principle                             562           1,950           1,561           1,967           2,527

Provision for income taxes                           203             743             933             801             886

  Income before cumulative effect of
    change in accounting principle                   359           1,207             628           1,166           1,641

Cumulative effect of change in
  accounting principle                                --              --          (4,340)            440              --

Net income (loss)                                $   359         $ 1,207         $(3,712)        $ 1,606         $ 1,641


                                            Management's Discussion and Analysis
HomeCorp, Inc. and Subsidiary   of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

                                    General
--------------------------------------------------------------------------------

     HomeCorp, Inc. (Company) is the holding company for HomeBanc, a federal savings bank (HomeBanc or Bank). HomeBanc is a federally chartered stock savings bank. The Company has no business operations independent of the Bank.

     The Bank operates from ten offices in a three county area in northern Illinois, and offers traditional banking services to consumers and businesses. As a community-oriented institution, the Company offers products including residential and commercial mortgages, consumer, construction and commercial business loans, and a broad assortment of deposit products and services. Through a subsidiary, the Bank offers a full line of securities and brokerage services through INVEST Financial Corporation.


                        Changes in Financial Condition
--------------------------------------------------------------------------------

     The Company's December 31, 1996 balance sheet reflects the continuing focus upon community banking. The consumer loan portfolio increased $19.5 million, or 35% during 1996 while the commercial business loan portfolio increased $2.2 million, or 56%. Consumer growth is largely due to the origination of indirect automobile loans. All such loans are underwritten and approved by HomeBanc loan officers. Strong growth was also generated in home equity and improvement loans, an area of specific focus for the Bank. The Bank's involvement with the small business community continued to provide steady growth in the business loan portfolio. Relationships established through small business lending generally result in the Bank providing additional services as well, such as checking and related services.

     The mortgage loan portfolio declined $26.6 million, or 14% during 1996. Included with mortgages is the Bank's construction portfolio. Construction lending is another focus area of the Bank experiencing growth. Construction loans increased $6.1 million, or 67% during 1996. The decline within the remaining mortgage loan portfolio was the result of repayments on the Bank's residential mortgages. The Bank continues to sell all fixed interest rate residential mortgage loans originated as well as certain adjustable rate loans.

     Investment in real estate developments increased $1.0 million during 1996. The Company and its partner (each with a 50% interest) are funding the operating expenses of one real estate development venture, allowing the venture to utilize net cash flows to repay indebtedness. The Company's $5.1 million investments in real estate developments at December 31, 1996 was comprised of three developments in suburban Chicago. The remaining property is residential and commercial lots in substantially completed projects.

     Core deposits of the Bank, defined as checking, NOW, Money Market and passbook savings, increased 5% during 1996, representing $3.9 million. This is the result of promotional efforts and a focus of Bank employees upon the generation of core banking relationships. The Bank will continue to strive for growth in core deposits and shorter term certificates of deposit. The decline in deposits in 1996 was noted in longer term, 24 months and greater, certificates of deposit and jumbo deposits.

     The Bank's suit in the United States Court of Federal Claims against the United States for breach of contract with regard to the utilization as capital of the supervisory goodwill, which was created when the Bank acquired failing institutions in the 1980s, has been stayed pending the outcome of an appeal in another case that was heard by the U.S. Supreme Court. While the Supreme Court ruled favorably on the issue in the other case, the Company's suit has yet to be heard. As the other case involved facts that were somewhat different than the Company's, there can be no assurance as to the outcome when it is heard.

Management's Discussion and Analysis
                                                   HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

   Average Balances - Interest Rates and Yields
--------------------------------------------------

     The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. All average balances are monthly averages. The yields and costs include the fees which are considered adjustments to yield.

----------------------------------------------------------------------------------------------------------------------------------
                                                                               Year ended December 31,
                                            --------------------------------------------------------------------------------------

Dollars in thousands                                    1996                           1995                         1994
                                             Average              Yield/   Average              Yield/   Average            Yield/
                                             Balance   Interest    Rate    Balance   Interest    Rate    Balance   Interest  Rate
Assets:
  Interest-earning assets:
  Loans receivable, net                      $267,857   $21,788    8.13%   $262,097   $21,316   8.13%   $238,958   $18,198   7.62%
  Mortgage-backed securities                   21,415     1,241    5.80%     26,694     1,534   5.75%     29,551     1,621   5.49%
  Investment securities
   held to maturity                             7,844       454    5.79%     13,827       848   6.13%     16,250       842   5.18%
  Investments securities
   available for sale                          10,590       662    6.25%      6,471       380   5.87%      9,631       497   5.16%
  Federal funds & interest-bearing deposits     4,420       236    5.34%      5,883       358   6.09%      8,692       363   4.18%

    Total interest-earning assets             312,126    24,381    7.81%    314,972    24,436   7.76%    303,082    21,521   7.10%

  Non-interest earning assets                  26,933                        21,993                       21,648

    Total assets                             $339,059                      $336,965                     $324,730

Liabilities:
  Interest-bearing checking & MMDA           $ 41,885   $   694    1.66%   $ 38,299   $   609   1.59%   $ 39,732   $   582   1.46%
  Savings deposits                             34,827       785    2.25%     36,242       775   2.14%     39,275       782   1.99%
  Other time deposits                         225,519    13,269    5.88%    231,326    13,584   5.87%    218,066    11,115   5.10%
  Borrowed funds                                2,408       137    5.69%      1,581        97   6.14%        276        17   7.76%

    Total interest-bearing liabilities        304,639    14,885    4.89%    307,448    15,065   4.90%    297,349    12,496   4.20%

  Other liabilities                            13,598                         9,783                        8,590
    Total liabilities                        $318,237                      $317,231                     $305,939

  Stockholders' equity                         20,822                        19,734                       18,791

    Total liabilities and
      stockholders' equity                   $339,059                      $336,965                     $324,730

  Net interest income/interest
    rate spread                                           9,496    2.92%                9,371   2.90%                9,025   2.90%

  Net earning assets/net yield on
    average interest-earning assets          $  7,487              3.04%   $  7,524             2.98%   $  5,733             2.98%

  Average interest-earning assets to
    average interest-bearing liabilities      102.46%                       102.45%                      101.93%

--------------------------------------------------------------------------------

HomeCorp, Inc. and Subsidiary               Management's Discussion and Analysis
--------------------------------------------------------------------------------


                             Rate/Volume Analysis
--------------------------------------------------------------------------------
      The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category in interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and proportionately to volume which cannot be segregated have been allocated proportionately to volume and to rate.

--------------------------------------------------------------------------------

                                                                                Year ended December 31
                                               -------------------------------------------------------------------------------------
                                                             1996 vs. 1995                            1995 vs. 1994

                                                        Increase                                 Increase
                                                       (Decrease)            Total              (Decrease)             Total
                                                         Due to             Increase              Due to              Increase
Dollars in thousands                              Rate          Volume     (Decrease)       Rate         Volume      (Decrease)
Interest-Earning Assets:
  Loans receivable                                $   0         $ 472        $ 472         $1,274        $1,844        $3,118
  Mortgage-backed securities                         13          (306)        (293)            75          (162)          (87)
  Investment securities                             (45)         (349)        (394)           142          (136)            6
  Investment held for sale                           26           256          282             62          (179)         (117)
  Federal funds and interest-bearing deposits       (40)          (82)        (122)           133          (138)           (5)

    Total interest-earning assets                   (46)           (9)         (55)         1,686         1,229         2,915

Interest-Bearing Liabilities:
  Interest-bearing checking & MMDA                   27            58           85             49          (22)            27
  Savings deposits                                   40           (30)          10             56          (63)            (7)
  Other time deposits                                23          (338)        (315)         1,762          707          2,469
  Borrowed funds                                     (7)           47           40             (4)          84             80

    Total interest-bearing liabilities               83          (263)        (180)         1,863          706          2,569


    Net interest income                           $(129)        $ 254        $ 125         $ (177)       $ 523         $  346

--------------------------------------------------------------------------------
                            Results of Operations -
                             1996 Compared to 1995
                         -----------------------------

     The Company's 1996 earnings were impacted by Congressional legislation which provided for a special assessment on all institutions insured under the Savings Association Insurance Fund (SAIF). HomeCorp's special assessment totaled $2.0 million which resulted in a net after tax reduction in net income of $1.2 million, or $1.06 per share. Excluding this special assessment, HomeCorp's 1996 earnings were $1.6 million, or $1.36 per share. This represents a 33% increase in net earnings from the 1995 total of $1.2 million, or $1.03 per share.

                              Net Interest Income
--------------------------------------------------------------------------------

     Net interest income totaled $9.5 million for 1996, an increase from $9.4 million in the prior year. The Company's net interest margin improved to 3.04% during 1996 from 2.98% during 1995. The asset yield increased to 7.81% from 7.76% while the Company's cost of funds decreased to 4.89% from 4.90%. The increased asset yield resulted from the continuing shift of assets into the loan portfolio from the investment and mortgage-backed securities portfolios. The average outstanding balance of the consumer loan portfolio increased $25.1 million in 1996 as compared to 1995. The decline in cost of funds is largely the result of the shift within the deposit base into core deposits from longer term certificates of deposit. The cost of the Company's time deposits remained practically unchanged at 5.88%, as compared to 5.87% in 1995.

HomeCorp, Inc. and Subsidiary               Management's Discussion and Analysis
--------------------------------------------------------------------------------

                           Provision For Loan Losses
--------------------------------------------------------------------------------

     The Company established provisions for loan losses of $565,000 during 1996, an increase from $360,000 in 1995. The increase during 1996 is due to the continuing growth in the loan portfolio as well as the increasing proportion of the portfolio consisting of consumer and commercial loans. Net charge-offs actually decreased during 1996 from 1995, totaling $158,000 as compared to $233,000. The allowance represented .61% of net outstanding loans at December 31, 1996, an increase from .45% at December 31, 1995.


                              Non-Interest Income
--------------------------------------------------------------------------------

     The Company experienced growth within all areas of non-interest income in 1996 as compared to 1995. Loan fees and service charges increased $244,000, or 16.7% between 1996 and 1995. The increase was due largely to the growth experienced in the number of retail and business checking accounts, which provided increased service charge revenue. Loan fees benefited from the increased mortgage loan servicing portfolio. Loans serviced for others increased $37.1 million during 1996 to a total of $162.9 million at December 31, 1996. The Company continued to sell the majority of residential mortgage loan originations on a servicing retained basis during 1996. The majority of the servicing portfolio balance at December 31, 1996 consisted of fixed rate loans.
     Gains from the sale of mortgage loans, mortgage-backed and investment securities increased to $933,000 from $297,000 between 1996 and 1995. A total of $58.9 million of mortgage loans were sold during 1996, an increase of $3.1 million from 1995.
      The Company adopted Statement of Financial Accounting Standard Number 122, "Accounting for Mortgage Servicing Rights," on January 1, 1996. Statement No. 122 requires that an allocation of costs be made between loans and their related servicing rights for loans originated with a definitive plan to sell with servicing rights retained. The impact of this process is to recognize a separate asset for servicing rights which will increase the gain on sale of loans when the servicing rights are retained. Gain on sale increased $582,000 as a result of the adoption of this accounting pronouncement, which represents the servicing rights recognized from loans sold during 1996. The servicing rights, once established, are amortized as an offset to servicing income.
     Income from real estate developments increased to $861,000 for the year ended December 31, 1996 from a loss of $54,000 during 1995. The 1996 income is due primarily to the sale of commercial land parcels from two of the partnerships in which the Bank's subsidiary is a partner. Single family lot sales also increased in 1996 over the prior year. As of December 31, 1996, the real estate developments in which the Bank's subsidiary maintains an interest contained approximately 23 acres of developed commercial land and 183 single family lots, all but 90 of which were fully developed.
     Operations of real estate owned represent the net operating income from a shopping center foreclosed upon by the Bank late in the third quarter of 1995. The increase in operating income for 1996, totaling $356,000, represents an additional nine months of operations during 1996 as compared to 1995. The shopping center is listed for sale.

                     Non-Interest Expenses & Income Taxes
--------------------------------------------------------------------------------

     Operating expenses, excluding the special SAIF assessment, increased $1.1 million in 1996 from 1995. Compensation and benefits increased $580,000, which reflects the impact of additional lending personnel and increased pension costs. Data processing costs increased $76,000 during the twelve months ended December 31, 1996 as compared to the twelve months ended December 31, 1995. The increase is the result of the Bank's increasing customer base, particularly in the core deposit area, which tend to be the higher transaction volume accounts. The increase in the number of loans serviced, for the Bank's portfolio and for others, contributed to the increase as well. Other operating expenses increased $282,000 in 1996 compared to 1995. The largest increase within other expenses was REO expense, which increased $123,000 primarily due to costs associated with the Michigan land parcel. The costs are predominately legal fees incurred in pursuing the damage claim against the prior owners of the parcel. The Bank and its 50% partner are claiming damages of $1.8 million, which is the cost of soil work performed on the property to prepare it for sale.

HomeCorp, Inc. and Subsidiary               Management's Discussion and Analysis

--------------------------------------------------------------------------------

     The Company established a provision of $246,000 for costs to be incurred in the resolution of a $2.0 million credit enhancement. The enhancement involves an apartment building which has fallen short of original cash flow projections. The Company agreed to incur this loss in order to enable the borrower to refinance the property with an unrelated lender, thereby releasing the enhancement.

     Income tax expense declined in both amount and as a percentage of pre-tax book income in 1996 as compared to 1995. Total expense declined $540,000 between 1996 and 1995. Tax expense for 1996 represented 36.1% of pre-tax income compared to 38.1% for 1995. The decline in the effective tax rate is due largely to an increase in interest revenues of U.S. Government and Agency securities, which is not taxable for state tax purposes.


                            Results of Operations -
                             1995 Compared to 1994
                           ------------------------

     The Company generated net income of $1.2 million, or $1.03 per share for 1995 compared to $628,000 in 1994 prior to the recognition of the accounting change recording the elimination of goodwill. A change in accounting for goodwill during 1994 resulted in a $4.3 million charge against earnings, generating a net loss of $3.7 million for 1994. The 1994 loss is also net of approximately $808,000 of goodwill amortization that was recorded in addition to the impact of the accounting change.


                              Net Interest Income
--------------------------------------------------------------------------------

     Net interest income increased $346,000 between 1995 and 1994, representing a 3.8% increase. Interest revenues increased $2.9 million, or 13.5%, for the year ended December 31, 1995 compared to the prior year. This increase was primarily the result of the Company's increased loan portfolio. The average balance of the loan portfolio increased $23.1 million, or 9.7%, during 1995.

     The consumer loan portfolio increased $28.1 million, or 100.0% during 1995. Interest revenue from consumer loans correspondingly increased $1.9 million, or 109.4% between 1995 and 1994. All non-loan interest-bearing asset catergories declined in average outstanding balance during 1995 as funds were redeployed into loan originations and participation purchases.

     The average portfolio yield increased to 8.13% from 7.62% due to the origination during 1995 of higher yielding consumer and commercial loans, the purchase of participating interests in mortgage loans, and the upward repricing of some of the Company's adjustable rate loans. The Company's adjustable rate loans are primarily based upon Treasury indices or prime rate.

     The yield on all interest-bearing assets increased to 7.76% during 1995 from 7.10% for 1994.

     Interest expense increased $2.6 million, or 20.6% during 1995 compared to 1994. The cost of deposits increased due to the upward repricing of the time deposit base in the earlier months of 1995. During the first several months of 1995, certificate of deposit customers moved predominately into longer term, higher rate accounts, thereby increasing the overall cost of deposits. The Company utilized short term Federal Home Loan Bank of Chicago advances throughout the year primarily as a means of funding the purchase of loan participations. The average outstanding balance of borrowings was $1.5 million, with a cost of 6.14%. There were no outstanding advances as of December 31, 1995.


                    Provision and Allowance for Loan Losses
--------------------------------------------------------------------------------

     A total of $360,000 was recorded as provision for loan losses during 1995, an increase from $240,000 during 1994. The provision was increased in consideration of the increased loan portfolio as well as increased percentage of the portfolio in consumer and commercial balances. Net charge-offs were $233,000 during 1995, providing for an increase of $127,000 in the allowance for loan losses. The allowance represented .45% of net outstanding loans at December 31, 1995, an increase from .43% as of December 31, 1994.

Management's Discussion and Analysis               HomeCorp, Inc. and Subsidiary

--------------------------------------------------------------------------------

                              Non-Interest Income
--------------------------------------------------------------------------------

     Loan fees and service charges declined between 1995 and 1994. During 1994, the Company recognized approximately $185,000 in deferred fee amortization on a single real estate development loan. Excluding this single item, loan fees and service charges increased $154,000, or 11.8% during the twelve months ended December 31, 1995 compared to the year earlier period. Loan fees increased $134,000 or 24.3%, between years, due largely from fees generated from increased mortgage loan originations and from mortgage loan servicing income. The Company's mortgage loan servicing portfolio increased to $125.5 million at December 31, 1995 from $83.7 million at December 31, 1994. The majority of residential mortgage originations were being sold with servicing rights retained as of December 31, 1995.

     Service charges increased $80,000 or 13.5%, between calendar 1995 and 1994, primarily the result of the expansion of the core deposit base. The Company began marketing an expanded selection of checking accounts during 1995. The increased number of accounts have generated increased fee income in connection with the various services and charges related to the accounts. Also, the continued growth of the commercial business relationship base contributed to an increase in related deposit account service fee income.

     Fees generated by the Company's brokerage service declined $98,000 in 1995 compared to 1994 due to a decrease in personnel.

     A total of $297,000 in net sales gains were generated during the year ended December 31, 1995 compared to a net loss of $18,000 during the year ended December 31, 1994. As noted earlier, there was an increase in mortgage loan sales during 1995 compared to 1994. A loss of $278,000 was recognized during the first quarter of 1994 due to a sudden rise in interest rates. A sales management system was implemented thereafter in order to reduce risk. The Company sold $10.2 million of adjustable rate single family mortgages during 1995 at a gain of $12,000. The proceeds were reinvested in higher yielding multi-family participations. A gain of approximately $4,000 was realized on the sale of available for sale securities during 1995.

     The Company experienced a loss of $54,000 from real estate developments during 1995 as compared to income of $445,000 during 1994. During 1995, the Company sold a golf course from one of its developments at a loss of $180,000. Additionally, all the carrying costs of real estate operations were expensed during 1995. A portion of such costs had been capitalized in prior periods. The 1994 gains were generated largely by commercial lot sales, which have historically generated higher profit margins than the sale of single-family lots. There was less commercial property sold during 1995 than in 1994.

Non-Interest Operating Expense & Income Taxes
---------------------------------------------

     Non-interest operating expenses increased $508,000, or 6.0% during 1995. Other operating expenses increased $268,000, or 17.7% between the years ended December 31, 1995 and 1994. The largest component of this increase was loan related expenses, which increased $137,000 in 1995 to a total of $320,000. The increase was primarily due to promotional costs associated with consumer loan programs as well as other loan promotions. Advertising, also a component of other operating expense, increased $52,000 to $334,000 during the year ended December 31, 1995. Increased promotional efforts were noted in the checking area, both through direct mailings and media advertising.

     Data processing expense increased $60,000, or 9.1% in 1995 as compared to 1994. The Bank opened its supermarket office in April of 1995, which added to processing costs for the year. Costs were incurred to expand the information processing and reporting capabilities in the mortgage loan area in order to facilitate increased origination and sales volumes. Also, the number of loan and deposit customers serviced increased in 1995 resulting in increased monthly transaction costs.

     Income tax expense decreased $189,000 to $743,000 for the year ended December 31, 1995. Tax expense as a percentage of pre-tax income was 38.1% for 1995. The comparable 1994 rate was 39.4%, after considering the fact that goodwill amortization of $808,000 was not deductible for tax purposes.

HomeCorp, Inc. and Subsidiary              Management's Discussion and Analysis

--------------------------------------------------------------------------------

                                   Liquidity
--------------------------------------------------------------------------------

     Liquidity is generally regarded as the ability to generate sufficient cash flow to meet all present and future funding commitments. The Bank's primary sources of funds, or liquidity, are deposits, amortization and repayment of loan principal (including mortgage-backed and certain investment securities), operations and to a lesser extent, maturities of investment securities and the sale of available for sale securities.

     Operating activities provided $3.3 million in cash during 1996 as compared to the use of $2.9 million in cash during the year ended December 31, 1995. The largest difference between the years was the change in the balance of mortgage loans held for sale. Mortgages held for sale declined $2.9 million during 1996 while increasing $4.6 million during 1995. The volume of held for sale loans generally declines near year end from the seasonal nature of home mortgage lending.

     Investing activities provided $3.7 million in cash during 1996. The same activities used $11.3 million in cash during 1995. Principal payments and repayments on loans exceeded originations by $310,000 during 1996. Originations exceeded repayments and prepayments by $10.9 million during 1995. The Bank's residential mortgage and consumer loan portfolios continued to season and correspondingly generated increased principal cash flows from normal amortization and prepayments. Management anticipates continued increases in loan cash flows, particularly from the shorter term consumer loan portfolio. The Bank's mortgage-backed securities portfolio also experienced increased repayments during 1996 as compared to 1995. The 1996 repayments totaled $5.5 million while the 1995 repayments totaled $3.8 million. There were no purchases of mortgage-backed securities during 1996 or 1995. Also, $6.7 million of adjustable rate mortgage loans were sold during 1996. The loans had interest rates that adjusted every three years. Based upon the interest rates on the loans, the rates to which the loans would be adjusting and the current interest rates available for mortgage loans, it was determined the funds committed to these specific loans could best be utilized by the Bank by selling the loans, retaining the servicing and providing funding for additional lending.

     A total of $7.2 million in participations were purchased during 1996, a decrease of $3.4 million from 1995. The 1996 purchases, consistent with prior years, were for multi-family and commercial real estate loans secured primarily by properties located in southern Wisconsin and northern Illinois.

     Financing activities used $3.3 million in cash during 1996 as compared to $6.6 million of cash provided during 1995. The Bank experienced a decrease of $2.5 million in deposits during 1996 compared to an increase of $6.7 million during 1995. The focus for 1996 was the increase of core deposits more so than the increase of the deposit base in the aggregate. The Bank used Federal Home Loan Bank advances throughout 1996 as a funding alternative to deposits. Management intends to continue to use advances as needed as an alternative to long term certificate of deposit funding. The focus will remain upon continuing to build the Bank's core deposit base, which increased $3.8 million during 1996.

     The Bank had commitments to originate $5.6 million in mortgage loans as of December 31, 1996. Additionally, the Bank had outstanding letters of credit totaling $626,000. Management believes the Bank has adequate resources to fund its commitments to the extent required.

     Federal regulations require the Bank to maintain liquid assets at a level of 5.0% of deposits and certain borrowings due within one year. Liquid assets for purposes of this requirement include cash, certain time deposits, U.S. Government and other securities generally having remaining maturities to less than five years. The Bank's liquidity ratios were 8.2% and 7.7% at December 31, 1996 and 1995, respectively.

     Management is unaware of any current recommendations of the Office of Thrift supervision (OTS) that, if implemented, would have a material impact upon liquidity, capital resources, or operations of the Bank.

                          Asset/Liability Management
--------------------------------------------------------------------------------

     The objective of management's asset/liability program is to maximize the Company's interest margin over a range of interest rate environments without exposing the Company to undue interest rate risk. Interest rate risk is represented by the sensitivity of an institution's earnings and net asset values to interest rate changes. Management manages this risk not only through its pricing of assets and liabilities, but also through the mix of asset and liability maturities and cash flow characteristics and regularly monitors and evaluates the trade-off between increased interest rate risk and enhanced earnings. The OTS currently measures interest rate sensitivity of an institution based upon a discounted cash flow approach under various interest rate scenarios. The interest rate scenarios are generally determined as instantaneous and permanent changes in the Treasury curve of plus and minus 100, 200, 300, and 400 basis points, or a total of eight scenarios.

Management's Discussion and Analysis               HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

     Based upon the estimated prepayment characteristics and decay rates of an institution's loans, securities and deposits, a series of discounted cash flows calculations are performed to estimate the volatility of an institution's capital base (net portfolio value or NPV) and net interest earnings. Off balance sheet cash flows from assets, liabilities and other contracts are included in the computations.

     The table below was prepared utilizing assumptions regarding loan and mortgage-backed security repayment and deposit decay ratios which were estimated by management based upon past experience and are believed by management to reasonably represent the expected future repricing, maturity, or amortization of interest-bearing assets and liabilities. Prepayment assumptions are applied to both mortgage and consumer loans.

--------------------------------------------------------------------------------
             Net Portfolio Value                      Net Interest Income
---------------------------------------------  ---------------------------------

    Change
Interest Rate   Estimated  Amount of           Net Interest  Amount of
(basis points)     NPV      Change    Percent     Income      Change    Percent
--------------  ---------  ---------  -------  ------------  ---------  -------
                              (Dollars in Thousands)

     +400        $25,106   $(7,235)   (22.4)%    $ 9,117     $  (823)    (8.3)%
     +300         27,291    (5,050)   (15.6)       9,659        (281)    (2.8)
     +200         29,323    (3,018)    (9.3)      10,142         202      2.0
     +100         31,323    (1,018)    (3.2)      10,141         201      2.0
        0         32,341         -        -        9,940           -        -
     -100         37,297     4,956     15.3        9,644        (296)    (3.0)
     -200         37,204     4,863     15.0        9,151        (789)    (7.9)
     -300         37,358     5,017     15.5        8,931      (1,009)   (10.2)
     -400         34,469     2,128      6.6        7,907      (2,033)   (20.5)

--------------------------------------------------------------------------------

      The annual prepayment assumptions used in this table range from 4% to 38% for fixed rate mortgages, mortgage-backed securities, and consumer loans and 4% to 26% for adjustable rate mortgages and mortgage-backed securities based upon the interest rates of the assets. No prepayments are assumed for adjustable consumer loans and all commercial business loans. For deposit accounts, it has been assumed that fixed maturity deposits are not withdrawn prior to maturity. Other deposits display attrition at the following rates:

                        1 Yr     1-3     3-5    Over 5
                       or Less  Years   Years   Years

Passbook Savings         51%     15%     10%     24%
Money market             68%     15%      9%     16%
NOW and Checking         64%     14%      4%     18%

The prepayment and attrition rates are selected after considering the current interest rate environment, industry asset, and liability price tables developed by the OTS, and the Company's historical experience. All other interest-earning assets and interest-bearing liabilities are shown based on their contractual maturity or repricing date.
      In the event the rate changes designated above were accompanied by a change in the shape of the yield curve, the changes to the NPV and net interest income could differ significantly from those noted here.
     Based upon the analysis noted, the Bank would not be considered to have more than "normal" interest rate risk under OTS regulations. The most recent evaluation performed by the OTS was as of December 31, 1996. The analysis indicated a lower level of interest rate risk than the computations performed by management.
     Management believed that the fundamental business strategy of selling longer term fixed rate mortgage loans an investing in shorter term consumer and commercial loans and adjustable rate mortgage, consumer, construction, and commercial loans has reduced the Bank's level of interest rate risk over the past several years.

HomeCorp, Inc. and Subsidiary               Management's Discussion and Analysis
--------------------------------------------------------------------------------

                             Non-Performing Assets
--------------------------------------------------------------------------------

     On a monthly basis, management reviews the Bank's loan portfolio and the most recent data available for any loans of concern. Additionally, management ascertains whether circumstances warrant closer monitoring of any performing loans. Management reviews and discusses the status of all borrowers with $500,000 or more of indebtedness to the Bank as a means of ascertaining a downturn in performance prior to the onset of delinquency problems.
     Loans are placed on non-accrual status when they become 90 days delinquent and when, in the judgment of management, the probability for collection of the remaining balances are deemed to be insufficient to warrant further accrual. A loan remains on non-accrual status until the factors which indicated uncertain or doubtful collectability no longer exist or foreclosure or repossession occurs, at which time the lesser of the loan balance or the fair value of the collateral is reflected in the applicable asset account of the Bank.
      Effective January 1, 1995, the Bank adopted Financial Accounting Standards Board Statement No. 114, "Accounting by Creditors for Impairment of a Loan" and Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures," which is an amendment to Statement No. 114.
Under the new standard, a loan is classified as "impaired" at such time as it is likely that the loan will not perform in accordance with its original terms. The designation is to be made independent of whether a loan is placed onto non-accrual status. The new standard requires the allowance for loan losses related to impaired loans to be based upon discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for collateral dependent loans.
     The classification of a loan as non-performing or impaired does not necessarily indicate that loan principal and interest ultimately will be uncollectable. Following is a summary of non-performing assets at the dates indicated.

                                December 31,    December 31,
                                    1996            1995

Non-performing loans            $ 2,146,331     $    36,626
Real estate acquired in
 settlement of loans             10,197,661      10,240,004
    Total                       $12,343,992     $10,276,630
Non-performing loans as
 percentage of total loans             .81%            .01%
Non-performing assets as a
 percentage of total assets           3.68%           3.04%
Allowances for loan and
 foreclosed real estate
 losses as a percentage of
 non-performing assets               17.27%          15.81%

     In addition to the non-performing loans noted above, there were two loans totaling $1.4 million representing participating interests in multi-family mortgage loans that were 90 days delinquent at December 31, 1996 but which continued on an accrual basis. The participating interests represent interests in loans to a single borrower. The properties, located in southern Wisconsin, had been sold on contract by the borrower and the contract buyer filed for bankruptcy protection under Chapter 11. Cash flow from the properties is currently diverted to a bankruptcy trustee for distribution. It is anticipated that funds will be released to the participating banks as senior secured creditors and that such funds will return the loans to a current status and maintain scheduled payments. Based upon the current and historical lease performance of the buildings, their current physical condition and the economic condition of the area in which the buildings are located, accrual status was considered appropriate.
     The December 31, 1996 non-performing loan total consisted primarily of two loans. The loans had balances of $1,050,000 and $774,000. The $1.1 million loan represented a participating interest in a mortgage loan for a senior housing facility. The Borrower experienced cash flow problems; however, an entity unrelated to the borrower that had purchased federal tax credits generated by the facility returned the loan to current status after year end. Management believes the tax credit purchaser will maintain the loan in a current status. The $774,000 loan is secured by a commercial building which has been renovated and is being leased to retail businesses. The lease-up has progressed more slowly than anticipated, although new tenants are being obtained. This borrower has a $197,000 loan with the Bank in addition to the delinquent loan. The $197,000 loan was current at December 31, 1996 and was considered an impaired loan. A reserve of $45,000 had been established for this borrower at December 31, 1996. Management does not anticipate any further loss beyond the reserve amount.
     The remaining balance of non-performing loans at December 31, 1996 consisted primarily of single family mortgages secured by properties within the Bank's primary lending area.
     Foreclosed real estate was comprised primarily of two properties at December 31, 1996. A $5.4 million shopping center loan was transferred to real estate owned during 1995. The center is located in the Bank's primary market area and was approximately 97% leased at December 31, 1996. The center was being operated by the Bank and generated $471,000 in net operating income during 1996. Management is actively marketing the center for resale and will continue to operate the center until its sale.

Management's Discussion and Analysis               HomeCorp, Inc. and Subsidiary

--------------------------------------------------------------------------------

     The other significant asset in real estate owned, totaling $4.3 million, represents a 50% interest in a land acquisition loan to a Michigan limited partnership. The parcel, formally a quarry, consists of 364 acres of undeveloped land located near Northville, Michigan.
     Regulations governing the operation of a mining property require appropriate restoration before residential development is allowed. A dispute arose with the prior owners regarding the proper restoration of the land. Consequently, the Bank and its partner determined to undertake mass earthwork sufficient to remedy the condition. The Bank made an additional investment of $1.2 million in the property during 1995. Approximately $675,000 has been escrowed by the prior property owners pending the outcome of a lawsuit in which the Bank and its partner are seeking reimbursement of restoration costs. HomeBanc and its partner believe they are entitled to the amount based upon the work completed during 1995. Management continues to negotiate the sale of the property and believes the ultimate sale, together with funds available from the prior owners, will not result in a loss.

                        Regulatory Capital Requirements
--------------------------------------------------------------------------------

     The Bank currently meets all regulatory requirements, Current OTS regulations measure a savings institution's regulatory capital against three standards, a tangible requirement, a leverage or core requirement, and a risk based requirement. Unrealized gains and losses reflected as a component of stockholders' equity in compliance with SFAS No. 115 are not considered by the OTS in calculating regulatory capital.
     The following table presents the Bank's compliance with the capital requirements as of December 31, 1996.

                                                Percent
Dollars in thousands             Amount        of Assets

Tangible Capital:
  Bank                          $15,870          4.81%
  Requirement                     4,950          1.50
  Excess                         10,920          3.31

Core Capital:
  Bank                           15,870          4.81
  Requirement                     9,901          3.00
  Excess                          5,969          1.81

Current Risk-Based Capital:
  Bank                           17,452          8.29
  Requirement                    16,833          8.00
  Excess                        $   619           .29%


                   Impending Change in Accounting Principle
--------------------------------------------------------------------------------

     In June 1996, the Financial Accounting Standards Board issued Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which provides new accounting and reporting standards for sales, securitization, and servicing of receivables and other financial assets and extinguishments of liabilities. The provisions of the Statement are to be applied to transactions occurring after December 31, 1996. Management does not believe the Company will be significantly impacted by the adoption of Statement No. 125.

--------------------------------------------------------------------------------

                                 Capital Ratio

                            Years Ended December 31

      1992      1993     1994     1995     1996
7%
6%             5.41%     5.76%    6.04%    6.21%
5%   4.77%
4%
3%
2%
1%
0

*excluding goodwill

HomeCorp, Inc. and Subsidiary                       Independent Auditor's Report
--------------------------------------------------------------------------------


Board of Directors
HomeCorp, Inc.

We have audited the accompanying consolidated balance sheets of HomeCorp, Inc. and subsidiary (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, stockholders' equity and cash flows of HomeCorp, Inc. and subsidiary for the year ended December 31, 1994 were audited by other auditors whose report dated February 24, 1995 expressed an unqualified opinion on those statements and included an explanatory paragraph that disclosed the change in the Company's method of accounting for goodwill discussed in Note 1 to these financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1996 and 1995 financial statements referred to above present fairly, in all material respects, the consolidated financial position of HomeCorp, Inc. and subsidiary at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

As disclosed in Note 1 to the consolidated financial statements, in 1996 the Company changed its method of accounting for mortgage servicing rights.


/s/ Ernst & Young LLP

Chicago, Illinois
January 22, 1997

Consolidated Balance Sheets                       HomeCorp, Inc. and Subsidiary
-------------------------------------------------------------------------------

                                                                                       December 31,

                                                                                 1996                 1995
Assets
Cash and cash equivalents:
  Cash on hand and noninterest-bearing deposits                              $ 13,959,409         $  7,633,563
  Interest-bearing deposits                                                       181,083              388,208
  Federal funds sold                                                                    -            2,389,798
      Total cash and cash equivalents                                          14,140,492           10,411,569

Investment securities held to maturity
  (approximate fair value of $5,471,000
  in 1996 and $6,412,000 in 1995)                                               5,502,353            6,504,355
Investment securities available for sale, at fair value                        12,496,885            8,311,118
Mortgage-backed securities held to maturity
  (approximate fair value of $18,577,000
  in 1996 and $24,146,000 in 1995)                                             18,858,630           24,487,509
Federal Home Loan Bank Stock, at cost                                           2,079,000            2,279,400
Loans receivable, net                                                         259,139,564          261,021,836
Mortgage loans held for sale                                                    1,872,513            4,741,405
Foreclosed real estate, net                                                     9,647,661            9,790,004
Investments in real estate developments                                         5,094,960            4,059,899
Premises and equipment                                                          3,869,381            3,629,608
Accrued interest receivable                                                     1,823,540            1,850,490
Other assets                                                                    1,299,495              939,404

      Total assets                                                           $335,824,474         $338,026,597


Liabilities and Stockholders' Equity

Liabilities:
  Deposits                                                                   $311,754,446         $314,293,883
  Advance payments by borrowers for taxes and insurance                         1,329,965            2,075,471
  Other liabilities                                                             1,881,807            1,233,743

Total liabilities                                                             314,966,218          317,603,097

Stockholders' equity:
  Preferred stock, $.01 par value; authorized 1,000,000 shares;
      no shares outstanding
  Common stock, $.01 par value; authorized 5,000,000 shares;
      1,128,779 and 1,126,371 shares issued and outstanding
      in 1996 and 1995, respectively                                               11,287               11,264
  Additional paid-in capital                                                    6,492,542            6,465,178
  Retained earnings                                                            14,332,532           13,973,701
  Unrealized gain (loss) on securities available for sale,
      net of taxes                                                                 21,895              (26,643)

Total stockholders' equity                                                     20,858,256           20,423,500

      Total liabilities and stockholders' equity                             $335,824,474         $338,026,597

-------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

HomeCorp, Inc. and Subsidiary              CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                                 Years ended December 31,

                                              1996         1995         1994
Interest Income:
  Loans receivable                        $21,788,251  $21,316,412  $18,198,107
  Investment securities and other           1,352,273    1,585,403    1,702,218
  Mortgage-backed securities                1,240,782    1,534,009    1,620,717
Total interest income                      24,381,306   24,435,824   21,521,042

Interest expense:
  Deposits                                 14,748,617   14,967,400   12,470,895
  Borrowed funds                              136,610       97,198       25,304

Total interest expense                     14,885,227   15,064,598   12,496,199

Net interest income                         9,496,079    9,371,226    9,024,843
Provision for loan losses                     565,000      360,000      240,000

Net interest income after provision for
 loan losses                                8,931,079    9,011,226    8,784,843

Noninterest income:
  Loan fees and service charges             1,699,220    1,455,525    1,486,466
  Gain (loss) on sale of:
    Loans receivable                          943,573      292,588     (145,208)
    Securities available for sale             (10,259)       4,458      126,720
  Income (loss) from real estate
  developments                                861,175      (53,673)     445,079
  Operations of real estate owned             471,109      115,573           --
  Other                                       165,512      129,370      166,721

Total noninterest income                    4,130,330    1,943,841    2,079,778

Noninterest expense:
  Compensation and benefits                 5,122,278    4,542,135    4,380,316
  Office occupancy and equipment            1,223,133    1,171,536    1,090,900
  Data processing                             902,811      727,200      666,717
  Federal deposit insurance premium           860,153      843,495      896,704
  Savings Association Insurance Fund
   special assessment                       2,042,942           --           --
  Other                                     2,002,153    1,719,914    1,461,734
  Amortization of goodwill                         --           --      807,603
                                           12,153,470    9,004,280    9,303,974

Provision for loss on foreclosed real
 estate                                       100,000           --           --
Provision for credit enhancement costs        246,000           --           --

Total noninterest expense                  12,499,470    9,004,280    9,303,974

Income before income taxes and cumulative
 effect of change in accounting principle     561,939    1,950,787    1,560,647
Income taxes                                  203,108      743,305      932,600
Income before cumulative effect of change
 in accounting principle                      358,831    1,207,482      628,047
Cumulative effect of change in accounting
 for goodwill                                                   --   (4,340,424)

Net income (loss)                         $   358,831  $ 1,207,482  $(3,712,377)

Earnings per common and common
 equivalent share:
  Income before cumulative effect of
   change in accounting principle               $0.30        $1.03       $ 0.54

  Cumulative effect of change in
   accounting for goodwill                         --           --        (3.75)

  Net income (loss)                             $0.30        $1.03       $(3.21)

--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity    Homecorp, Inc. and Subsidiary
--------------------------------------------------------------------------------
[CAPTION]

                                                      Additional                          Unrealized            Total
Years ended December 31, 1996,           Common         paid-in          Retained         gain (loss)        stockholders'
1995, and 1994.                           stock         capital          earnings        on securities          equity

Balance at December 31, 1993              11,220        6,435,874         16,478,596               -         22,925,690

Implementation of change in
 accounting for investment
 securities, net of tax effect
 of $74,151                                    -                -                  -         115,981            115,981

Change in unrealized gain for
 investment securities available
 for sale, net of tax effect
 of $(192,109)                                 -                -                  -       (300,479)          (300,479)

Net loss                                       -                -        (3,712,377)               -        (3,712,377)

Balance at December 31, 1994              11,220        6,435,874         12,766,219       (184,498)         19,028,815

Stock options exercised                       44           29,304                  -               -             29,348

Change in unrealized loss for
 investment securities available
 for sale, net of tax effect
 of $97,026                                    -                -                  -         157,855            157,855

Net income                                     -                -          1,207,482               -          1,207,482

Balance at December 31, 1995              11,264        6,465,178         13,973,701        (26,643)         20,423,500

Stock options exercised                       23           27,364                  -               -             27,387

Change in unrealized loss for
 investment securities available
 for sale, net of tax effect
 of $34,629                                    -                -                  -          48,538             48,538

Net income                                     -                -            358,831               -            358,831


Balance at December 31, 1996             $11,287       $6,492,542        $14,332,532         $21,895        $20,858,256

--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

HomeCorp, Inc. and Subsidiary             Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------


                                                                                  Years ended December 31,

                                                                          1996             1995             1994

Cash flows from operating activities:
  Net income (loss)                                                    $   358,831      $ 1,207,482     $ (3,712,377)
   Adjustment to reconcile net income to net cash
      provided (used) by operating activities:
      Amortization of:
        Goodwill                                                                 -                -          807,603
         Premiums and discounts on loans, mortgage-backed
           securities and investment securities                            141,605          160,149          134,825
      (Income) loss from real estate developments                         (861,175)          53,673         (445,079)
      Provision for loan losses                                            565,000          360,000          240,000
      Provision for loss on foreclosed real estate                         100,000                -                -
      Provision for credit enhancement costs                               246,000                -                -
      Net (gain) loss on sale of:
         Loans receivable                                                 (943,573)        (292,588)         145,208
         Mortgage-backed and investment securities                          10,259           (4,458)        (126,720)
      Depreciation and amortization of premises & equipment                461,730          457,276          420,516
      Decrease (increase) in loans held for sale                         2,868,892       (4,629,485)       1,714,697
      Cumulative effect of change in accounting principle                        -                -        4,340,424
      Increase (decrease) in cash flows due to changes in:
         Accrued interest and other assets                                (333,141)         160,906        1,907,572
         Other liabilities                                                 648,064         (361,304)         453,447

Total adjustments                                                      $ 2,903,661     $ (4,095,831)    $  9,592,493

Net cash provided (used) by operating activities                       $ 3,262,492     $ (2,888,349)    $  5,880,116

Cash flows from investing activities:
   Loan originations, net of principal payments on loans                  309,786      (10,939,715)     (11,755,120)
   Purchase of:
      Loans receivable                                                  (7,201,609)     (10,613,318)      (8,591,011)
      Mortgage-backed and investment securities                         (1,500,000)      (7,000,000)      (7,458,988)
      Securities available for sale                                     (6,997,032)      (1,986,456)         (68,154)
      Certificates of deposit                                           (7,000,000)     (11,000,000)     (10,000,000)
      Premises and equipment                                              (701,503)        (416,736)        (177,429)
   Investment in foreclosed real estate                                    (24,271)      (1,199,982)               -
   Investment in real estate developments                               (1,245,828)      (1,214,254)      (2,254,538)
   Principal payments on mortgage-backed securities                      5,484,928        3,821,207        6,449,575
   Principal repayments of securities available for sale                 1,415,939        1,536,713        2,766,946
   Proceeds from sales of:
      Mortgage loans                                                     6,679,881                -        3,936,160
      Securities available for sale                                      1,481,140        2,554,366                -
      Real estate developments                                              67,500          267,000          362,854
      Foreclosed real estate                                               291,145          717,794          414,391

                                                             Continued next page
--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
                                                   HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

                                                                                 Years ended December 31,


                                                                         1996              1995                1994
Proceeds from maturities of:
  Certificates of deposit                                             7,000,000         13,000,000          9,000,000
  Investment securities                                               2,500,000         10,000,000          4,000,000
  Securities available for sale                                       1,986,456                  -                  -
Redemption of FHLB stock                                                200,400                  -             91,400
Distributions of income on real estate partnerships                   1,004,442          1,208,682          1,139,149

Net cash provided (used) by investing activities                    $ 3,751,374       $(11,264,699)       $(6,014,657)

Cash flows from financing activities:
  Net increase (decrease) in deposits                                (2,539,437)         6,688,797             18,586
   Repayment of borrowings                                                    -                  -           (237,175)
  Net increase (decrease) in advance payments
   by borrowers for taxes and insurance                                (745,506)          (107,492)           237,405

Net cash provided (used) by financing activities                    $(3,284,943)      $  6,581,305        $    18,816
Net increase (decrease) in cash and cash equivalents                  3,728,923         (7,571,743)          (115,725)

Cash and cash equivalents at beginning of year                      $10,411,569        $17,983,312        $18,099,037

Cash and cash equivalents at end of year                            $14,140,492        $10,411,569        $17,983,312


Supplemental Information

Cash payment during the period for:
  Interest                                                          $14,877,972        $15,061,696        $12,470,018
  Taxes                                                                 195,000            640,400            629,000

Non-cash investing activity
  Transfer of laons to real estate owned                            $   294,531        $ 5,841,292        $   782,691

Loans held for sale:
  Origination                                                       $51,706,526        $60,411,504        $14,399,386
  Sales                                                              54,575,418         55,782,019         16,114,083

-------------------------------------------------------------------------------
See accompanying notes to coonsolidated financial statements.

[LOGO HomeCorp, Inc.]                Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(1) Summary of Significant Accounting Policies

The following comprise the significant accounting policies which HomeCorp, Inc. and Subsidiary (Company) follows in preparing and presenting its consolidated financial statements:

     (a) HomeCorp, Inc. is a savings bank holding company and owns all the outstanding capital stock of HomeBanc, a federal savings bank (Bank). The Company has no business operations independent of the Bank.

     As a community oriented savings bank, HomeBanc offers a range of retail banking services through its ten offices located in Winnebago, Stephenson, and Lee Counties, Illinois. HomeBanc is principally engaged in the business of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to originate residential and commercial mortgage loans, consumer loans, construction loans, and commercial business loans. Through a subsidiary, the Bank also offers a full line of securities brokerage services.

     (b) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     (c) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of HomeCorp, Inc., its wholly owned subsidiary, HomeBanc, fsb, and the Bank's wholly owned subsidiary, Home Federal Service Corporation. All significant intercompany transactions and balances have been eliminated in consolidation.

     (d) Cash and Cash Equivalents

The Company's interest-bearing deposits are available upon demand. Federal funds are sold for one day periods.

     (e) Investment Securities Held to Maturity

Investment securities are carried at cost, adjusted for amortization of premium and accretion of discount using the interest method. It is management's intention and their opinion that they have the ability to hold these securities to maturity. Amortization of premiums and accretion of discounts is recognized in interest income over the estimated lives of the respective securities using the interest method. Gains and losses on the sale of investment securities are determined using the specific identification method.

     (f) Investment Securities Available For Sale

Investment securities available for sale are carried at estimated fair value with fluctuations from amortized cost refected, net of tax, as a component of stockholders' equity.

     (g) Mortgage-Backed Securities

Mortgage-backed securities represent participating interests in pools of first mortgage loans originated and serviced by the issuers of the securities and are generally backed by agencies of the federal government. These securities are carried at current unpaid principal balances, adjusted for premiums and discounts as it is management's intention and their opinion that they have the ability to hold them to maturity. Amortization of premiums and accretion of discounts is recognized in interest income over the estimated lives of the respective securities using the interest method.

     Gains and losses on the sale of mortgage-backed securities are determined using the specific identification method.

     Amortization of premiums and accretion of discounts are recognized as interest income using the interest method over the estimated lives of the securities.

     Gains and losses on the sales of securities are determined using the specific identification method.

Notes to Consolidated Financial Statements         HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------


     (h) Loans Receivable and Allowance for Loan Losses

Loans are stated at their outstanding unpaid principal balances net of any deferred fees or costs, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest method. Loan origination fees net of certain direct origination costs are deferred and recognized as an adjustment of the yield of the related loans.

     Generally, a loan is classified as nonaccrual when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about collectibility of principal or interest. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal.

     Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

     The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any are credited to the allowance.

     A loan is impaired when, based upon current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management regularly reviews delinquent loans, significant loans and potential problem loans (based upon information available to management) to determine if the impairment criterion has been met.

     A loan is automatically classified as impaired when it reaches 90 days delinquent. Applicable loans less than 90 days delinquent are evaluated and classified as impaired on a case by case basis. Once classified as impaired, the necessity for an impairment reserve is based upon one of three methodologies: the present value of expected future cash flows discounted using the loan's initial effective interest rate, a loan's observable market price, or the fair value of the collateral.

     Management determines the appropriate method on a case by case basis. The Bank charges-off principal of impaired loans when a total loss of principal has been deemed to have occurred or when collection efforts have ceased.

     The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires estimates of the amounts and timing of future cash flows expected to be received on impaired loans.

     (i) Mortgage Loans Held for Sale

Mortgage loans held for sale are stated at the lower of aggregate cost or market value. Deferred loan origination fees and expenses on these loans are not amortized and are recorded as income or expense when the loans are sold.

     (j) Mortgage Service Rights

On January 1, 1996, the Company adopted Financial Accounting Standards Board Statement No. 122, "Accounting for Mortgage Servicing Rights," which requires that an allocation of costs be made between loans and their related servicing rights for loans originated with a definitive plan to sell with servicing rights retained. The recognition of a separate asset for servicing rights increases the gain on sale of loans. The cost of mortgage servicing rights is allocated based on the relative fair value of the mortgage servicing rights and the sold loans. The asset is then amortized to expense over the life of the loan using the level yield amortization method.

      Amortization of servicing rights is calculated based upon the level yield method over the estimated life of the estimated net servicing income. Impairment of mortgage servicing rights is determined periodically based on fair value estimates of the rights utilizing current estimates of prepayments and other variables.

     The adoption of this statement resulted in increased after tax income of $326,000 for the year ended December 31, 1996. Servicing rights capitalized in accordance with this accounting pronouncement totaled $534,000 at December 31, 1996. Total amortization for the period amounted to $71,400.

[LOGO OF HOMECORP, INC.]              Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

     (k) Foreclosed Real Estate

Foreclosed real estate is comprised of property acquired through a foreclosure proceeding or acceptance of a deed-in-lieu of foreclosure and loans classified as in-substance foreclosure. A loan is classified as in-substance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings have taken place.

     Foreclosed real estate initially is recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Revenue and expenses from operations are included in real estate owned (REO) operations.

     (l) Investments in Real Estate Developments

Investments in real estate developments are carried at the lower of cost, adjusted for the Bank's share of undistributed earnings, or net realizable value. Development and holding costs, including interest incurred during the development phase are capitalized. No interest was capitalized to real estate projects for the three years in the period ended December 31, 1996.

     There were no loans outstanding from the Bank to any of the unconsolidated joint ventures during 1996 or 1995. Interest income recognized on loans receivable from the unconsolidated joint ventures amounted to approximately $711,000 for the year ended December 31, 1994.

     (m) Premises and Equipment

Land is carried at cost. Office properties and equipment are recorded at cost less depreciation, which is accumulated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are 25 to 50 years for the office buildings and 3 to 25 years for equipment and other properties. Leasehold improvements are recorded at cost less accumulated amortization computed on a straight-line basis over the term of the lease or the life of the asset, whichever is shorter.

     (n) Excess of Cost Over Fair Value of Net Assets Acquired

The Company's excess of cost over fair value of net assets acquired was the result of the acquisition of two separate financial institutions. The Company adopted SFAS No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions" effective January 1, 1994 for the portion of goodwill not previously accounted for under the statement. The cumulative effect of adoption was $4.3 million.

     (o) Pension Plan

Pension expense for the Bank's defined benefit plan is determined by the projected unit credit method for measuring net periodic pension cost over the employee's service life. The Bank's funding policy is to contribute annually an amount calculated under the entry-age-normal method.

     (p) Stock Compensation Plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed in footnote No. 14, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals or is less than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     (q) Income Taxes

Deferred income tax assets and liabilities are adjusted regularly to amounts estimated to be receivable or payable based on current tax law and the Company's tax status. Consequently, tax expense in future years may be impacted by changes in tax rates and tax return limitations.

Notes to Consolidated Financial Statements         HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

     (r) Earnings per Share

Earnings per share for the year ended December 31, 1996 was computed by dividing net income by 1,175,379, the average number of common and common equivalent shares (using the treasury share method) outstanding at the end of the year. The Company's equivalent shares consist entirely of stock options.

     Earnings per share for the year ended December 31, 1995 was computed by dividing net income by 1,168,613, the average number of common and common equivalent shares (using the treasury share method) outstanding at the end of the year. The Company's equivalent shares consist entirely of stock options.

     Earnings per share before the change in accounting principle and the per share impact of the change in accounting principle for the year ended December 31, 1994 were computed by dividing these amounts by 1,153,512, the weighted average number of shares outstanding during the year as adjusted for the dilutive effect of common stock options.

     (s) Reclassifications

Certain prior-year balances have been reclassified to conform to the current year's presentation.

--------------------------------------------------------------------------------

(2) Investment Securities Held to Maturity

A summary of investment securities held to maturity at December 31 follows:


                                                               Gross        Gross      Estimated
                                                Amortized    unrealized   unrealized     fair
                                                   cost        gains        losses       value
                                                ----------   ----------   ----------   ----------

1996
 Debt securities:
  U.S. Government and agency obligations        $5,502,353      $ 3,277   $ (34,630)   $5,471,000

   Total investment securities                  $5,502,353      $ 3,277   $ (34,630)   $5,471,000

1995
 Debt securities:
  U.S. Government and agency obligations        $6,504,355      $15,315   $(107,670)   $6,412,000

   Total investment securities                  $6,504,355      $15,315   $(107,670)   $6,412,000

HomeCorp, Inc. And Subsidiary         Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

There were no sales of investment securities during 1996, 1995, 1994. Debt securities held at December 31, 1996 are due after one year through five years.

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

================================================================================


(3) Investment Securities Available for Sale                           Gross             Gross            Estimated
                                                    Amortized        unrealized        unrealized            fair
A summary of securities available for sale at         Cost             gains             losses              value
December 31 follows:                               -----------       -----------       -----------        -----------
1996
  Debt Securities                                  $ 8,613,202        $ 33,579          $(36,362)         $ 8,610,419
  Other                                                  5,904           9,146                 -               15,050
  Mutual Fund Shares                                 1,252,819               -           (25,095)           1,227,724

Mortgage-Backed Securities:
  Federal Home Loan Mortgage Corporation             2,043,965          60,828                 -            2,104,793
  Federal National Mortgage Association                545,102               -            (6,203)             538,899
  Total Mortgage-Backed Securities                   2,589,067          60,828            (6,203)           2,643,692

   Total investment securities available for sale  $12,460,992        $103,553          $(67,660)         $12,496,885

                                                                       Gross             Gross            Estimated
                                                    Amortized        unrealized        unrealized            fair
                                                      Cost             gains             losses              value
                                                   -----------       -----------       -----------        -----------
1995
  Debt Securities                                  $ 4,370,387        $  2,319          $(29,674)         $ 4,363,032
  Other                                                  5,904           6,096                 -               12,000
  Mutual Fund Shares                                 1,252,818               -           (30,142)           1,222,676

  Mortgage-Backed Securities:
    Federal Home Loan Mortgage Corporation           2,060,442           7,075           (16,663)           2,050,854
    Federal National Mortgage Association              669,142               -            (6,586)             662,556
    Total Mortgage-Backed Securities                 2,729,584           7,075           (23,249)           2,713,410

     Total investment securities available
       for sale                                    $ 8,358,693        $ 35,490          $(83,065)         $ 8,311,118

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements         HomeCorp, Inc. and Subsidiary

--------------------------------------------------------------------------------

The amortized cost and estimated fair value of available for sale investment securities at December 31, 1996 by contractual maturity are shown by the following. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------

                                                Amortized       Estimated
                                                  cost          fair value
                                                ---------       ----------
Due in one year or less                         $ 1,322,389     $ 1,305,923
Due after one year through five years             7,948,981       7,928,372
Due after five years through ten years               89,689          90,249
Due after ten years                               3,099,933       3,172,341
     Total available for sale investment
       securities                               $12,460,992     $12,496,885

--------------------------------------------------------------------------------

     Proceeds from sales of investment securities available for sale during 1996, 1995, and 1994 were $1,481,140, $2,554,366, and $6,130,108 respectively.
The 1996 and 1995 sales generated gross gains/(losses) of $(10,259) and $4,458, respectively.

     The 1994 sales generated gross gains of $144,490 and gross losses of $17,770.

     A total of $2,383,931 of debt securities and $5,904 of equity securities were transferred from held to maturity to available for sale during December 1995 pursuant to the transition provisions of the Financial Accounting Standards Board Special Report on SFAS No. 115. The investment securities had a net unrealized gain of $6,741 at the time of transfer.

--------------------------------------------------------------------------------

4) Mortgage-Backed Securities Held to Maturity

A summary of mortgage-backed securities held to maturity at December 31 follows:

                                                          1996                         1995
                                                Amortized      Estimated     Amortized       Estimated
                                                  Cost        fair value       Cost         fair value
                                               -----------    -----------   -----------     -----------
Government National Mortgage Association       $ 3,570,178    $ 3,659,000    $ 4,301,911    $ 4,381,000
Small Business Administration                    1,368,562      1,350,000      1,442,448      1,446,000
Federal Home Loan Mortgage Corporation           6,055,755      6,083,000      8,706,976      8,769,000
Federal National Mortgage Association            6,376,573      6,419,000      7,739,609      7,811,000
Agency for International Development                22,983         23,000         44,216         44,000
Collateralized Mortgage Obligations              1,051,572      1,043,000      1,695,391      1,695,000
    Total mortgage-backed securities, gross    $18,445,623    $18,577,000    $23,930,551    $24,146,000

    Add:
      Unamortized premium                          413,007                       556,958
      Total mortgage-backed securities
        held to maturity, net                  $18,858,630                   $24,487,509

--------------------------------------------------------------------------------

HomeCorp, Inc. and Subsidiary         Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

The collateralized mortgage obligations represent pools of securities issued by agencies of the federal government. The amortized cost and approximate value of mortgage-backed securities at December 31 are as follows:

                          Gross           Gross         Estimated
        Amortized       unrealized      unrealized         fair
           cost            gains          losses          value
        -----------     ----------      ----------     -----------
1996    $18,858,630      $ 7,946        $(289,576)     $18,577,000
1995    $24,487,509      $15,263        $(356,772)     $24,146,000

--------------------------------------------------------------------------------

(5) Loans Receivable

A summary of loans receivable at December 31 follows:

                                    1996              1995
Conventional first
  mortgage loans                $168,847,672      $195,422,934
Short-term construction
  and land loans                  15,242,660         9,102,103
Commercial business loans          6,242,571         4,007,156
Auto loans                        53,325,499        38,686,836
Home equity and
  improvement loans               21,167,683        16,268,139
Other consumer loans               1,298,502         1,293,286
    Total loans
    receivable, gross            266,124,587       264,780,454
Less:
Loans in process                   5,638,590         2,753,743
Deferred loan origination
  costs                             (445,917)         (440,064)
Unearned discount,
  principally on loans
  purchased                          210,248           269,761
Allowance for
  loan losses                      1,582,102         1,175,178
    Total loans receivable,
      net                       $259,139,564      $261,021,836

--------------------------------------------------------------------------------

Adjustable-rate loans totaled $100,888,000 and $109,548,000 at December 31, 1996 and 1995, respectively. The Bank serviced first mortgage loans for other institutions approximating $162,856,000 and $125,796,000 at December 31, 1996 and 1995, respectively.

--------------------------------------------------------------------------------

The following summarizes activity in the allowance for loan losses at December 31:

                                    1996            1995            1994
Balance at beginning
  of year                        $1,175,178      $1,048,105      $  956,105
Charge-offs                        (162,991)       (241,203)       (158,940)
Recoveries                            4,915           8,276          10,940
Provision for
  loan losses                       565,000         360,000         240,000
Balance at end of year           $1,582,102      $1,175,178      $1,048,105

--------------------------------------------------------------------------------

Impaired loans totaled $3,789,000 and $1,020,000 at December 31, 1996 and 1995, respectively. The impaired totals included $2,146,000 and $37,000 of non-performing loans at the respective year end dates.

     Included in impaired loans at December 31, 1996 were two participating interests totaling $1,445,000 that were 90 days delinquent but which continued on an accrual basis. Based upon their current physical condition and the economic condition of the area in which the buildings are located, accrual status was considered appropriate.

     The average recorded investment in impaired loans during the years ended December 31, 1996 and 1995 was approximately $1,891,000 and $4,252,000, respectively. The Bank recognized interest income on impaired loans of $226,000 and $424,000 for the years ended December 31, 1996 and 1995, respectively.

--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements         HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

(6) Foreclosed Real Estate

Foreclosed real estate is presented net of a valuation allowance for possible losses. Activity in the allowance for losses on foreclosed real estate is as follows:


Balance at January 1, 1995             $450,000
  Provision charged to income                 -
  Charge-offs, net of recoveries              -
Balance at December 31, 1995            450,000
  Provision charged to income           100,000
  Charge-offs, net of recoveries              -
                                        -------
Balance at December 31, 1996           $550,000

--------------------------------------------------------------------------------

(7) Investments in Real Estate Developments

The Bank and its wholly owned subsidiary have direct investments in real estate projects and participate in unconsolidated joint ventures with third parties engaged in the purchase of undeveloped land for improvement, subdivision, and subsequent sale. The investments in unconsolidated real estate joint ventures represent 50 percent interest in the projects involved and are accounted for on the equity method. These developments are summarized at December 31 as follows:


                                     1996              1995
Investment in real estate
  project                         $        -        $   33,600
Investment in
  unconsolidated
  real estate
  joint ventures                   5,094,960         4,026,299
    Total investment
    in real estate
    developments                  $5,094,960        $4,059,899

--------------------------------------------------------------------------------

Income from real estate developments is summarized as follows for the year ended December 31;

                                     1996           1995            1994
Loss of
  real estate projects             $(73,117)     $ (76,967)      $(213,991)
Equity in earnings (loss)
  of unconsolidated real
  estate joint ventures             530,278       (214,399)        502,766
Fees received less
  expenses incurred
  related to unconsolidated
  real estate joint
  ventures                          404,014        237,693         156,304
Total income (loss)
    from real estate
    developments                   $861,175      $ (53,673)      $ 445,079

--------------------------------------------------------------------------------

Combined statements of financial condition, operations, and partners' capital of the unconsolidated real estate joint ventures follow.


Combined Statements of Financial Condition as of December 31,

                                    1996           1995
Assets
  Cash                          $    47,475     $    26,480
  Land and development
    costs                        15,459,094      21,006,807
  Other assets                      887,376       1,016,613
Total assets                    $16,393,945     $22,049,900
Liabilities:
  Borrowings                      3,662,623      10,177,867
  Other liabilities               2,541,402       3,919,630
Total liabilities               $ 6,204,025     $14,097,497
Partners' capital:
  Wholly owned subsidiary
    of Bank                       5,094,960       3,976,202
  Co-venturer                     5,094,960       3,976,201
Total partners' capital          10,189,920       7,952,403
Total liabilities and
  partners' capital             $16,393,945     $22,049,900

--------------------------------------------------------------------------------

HomeCorp, Inc. and Subsidiary         Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Combined Statements of Operations
for the years ended December 31,

                                    1996           1995             1994
Sales of real estate            $10,042,533     $9,293,475      $7,366,404
Cost of sales                    (5,966,373)    (7,243,804)     (4,317,866)
Gross profit                      4,076,160      2,049,671       3,048,538
Management fees                    (927,127)       319,625        (677,185)
Other expense                    (2,088,477)    (2,798,095)     (1,365,821)

Net income (loss)               $ 1,060,556     $ (428,799)     $1,005,532

================================================================================

Combined Statements Of Partners' Capital

                        Wholly owned
                        subsidiary of              Co-
                            Bank                 Venturer            Total
Balance at
  Dec. 31, 1993         $4,681,712              $4,681,712        $ 9,363,424
Capital contributions      154,000                 154,000            308,000
Capital withdrawals     (1,139,149)             (1,139,150)        (2,278,299)
Net income                 502,766                 502,766          1,005,532

Balance at
  Dec. 31, 1994          4,199,329               4,199,328          8,398,657
Capital contributions    1,314,236               1,314,237          2,628,473
Capital withdrawals     (1,322,964)             (1,322,964)        (2,645,928)
Net loss                  (214,399)               (214,400)          (428,799)

Balance at
  Dec. 31, 1995          3,976,202               3,976,201          7,952,403
Capital contributions    1,592,922               1,592,922          3,185,844
Capital withdrawals     (1,004,442)             (1,004,441)        (2,008,883)
Net income                 530,278                 530,278          1,060,556

Balance At
  Dec. 31, 1996         $5,094,960              $5,094,960        $10,189,920

================================================================================

A reconciliation of partners' capital per the joint venture financial statements to Bank records at December 31 is as follows:

                                           1996                    1995
Partners' capital per joint
  venture financial statements          $5,094,960              $3,976,202

Deferred income and partner-
  ship cash held by the Bank                    --                  50,097

Investment in unconsolidated
  real estate joint ventures            $5,094,960              $4,026,299

================================================================================

(8) Premises And Equipment

Premises and equipment at December 31 are as follows:

                                           1996                    1995
Land                                    $1,311,124              $  723,509
Office buildings                         3,201,006               3,189,077
Furniture, fixtures and
  equipment                              2,928,401               2,914,806
Parking lots and
  drive-through facility                   921,421                 921,421
Leasehold improvements                     360,878                 360,878
                                         8,722,830               8,109,691

Less accumulated
  depreciation and
  amortization                           4,853,449               4,480,083

Premises & equipment                    $3,869,381              $3,629,608

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

(9) Deposits

A summary of deposit accounts at December 31 follows:

--------------------------------------------------------------------------------

                                                   1996                1995
                                               ------------        ------------
  Account
Non-interest-bearing demand
  deposit accounts                             $  8,870,879        $  6,822,512
Negotiable order of withdrawal (NOW)             25,972,892          25,072,580

Passbook                                         22,167,353          23,442,492

Money market                                     30,805,437          28,566,474

Certificates of deposit:
  Original balances of less than or
    equal to $100,000                           195,633,979         201,808,483
  Original balances of greater than
    $100,000                                     28,303,989          28,581,342

  Total certificates of deposit                 223,937,968         230,389,825

  Total deposit accounts                       $311,754,446        $314,293,883

--------------------------------------------------------------------------------

The following sets forth the scheduled maturities of certificates of deposit at December 31, 1996:

Maturing:

  Within 12 months                      $106,758,921
  Between 12 months and 2 years           57,984,665
  Between 2 years and 3 years             27,366,599
  Between 3 years and 4 years             25,920,539
  Between 4 years and 5 years              5,633,240
  Beyond  5 years                            274,004

    Total certificates of deposit       $223,937,968
--------------------------------------------------------------------------------

The bank had approximately $6,325,000 and $6,716,000 of U.S. Government and agency obligations pledged to secure certain deposits at December 31, 1996 and 1995, respectively.
  A summary of interest on deposits as shown in the consolidated statements of operations at December 31 follows:

                            1996            1995            1994
NOW                     $   215,701     $   187,337     $   179,109
Passbook                    416,637         418,297         458,862
Money market                846,776         779,050         726,128
Certificates of
  deposit                13,269,503      13,582,716      11,106,796

  Total interest
    on deposits         $14,748,617     $14,967,400     $12,470,895

--------------------------------------------------------------------------------

HomeCorp, Inc. and Subsidiary         Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

(10) Borrowed Funds

Federal Home Loan Bank advances were utilized throughout 1996 and 1995 as a short term funding source for the Bank. The Bank had approximately $1.2 million in mortgage-backed securities pledged to the Federal Home Loan Bank of Chicago as collateral for outstanding letters of credit at December 31, 1996.
     The Company had no borrowings at December 31, 1996 or 1995.

--------------------------------------------------------------------------------

(11) Income Taxes

Components of applicable income taxes are as follows for the years ended December 31:


                            1996         1995        1994
Current:
  Federal                $(437,840)    $622,866    $640,409
  State                   (127,989)     135,494     121,689
    Total current         (563,829)     758,360     762,098

Deferred:
  Federal                  624,803        4,334     104,443
  State                    142,134      (19,389)     66,059
   Total deferred          766,937      (15,055)    170,502

Total income taxes       $ 203,108     $743,305    $932,600

--------------------------------------------------------------------------------

A reconciliation of income taxes computed at the statutory federal income tax rate of 34% in 1996, 1995, and 1994 to the actual income taxes are as follows:


                                               1996        1995         1994
Tax at statutory rate                        $191,059    $663,268    $ (945,124)
Effect of purchase accounting adjustments           -           -     1,750,329
State taxes, net of federal effect             10,656      76,629        93,713
Other, net                                      1,393       3,408        33,682
Total income taxes                           $203,108    $743,305    $  932,600

--------------------------------------------------------------------------------

Retained earnings at December 31, 1996 and 1995 includes approximately $3,426,000 for which no federal income tax liability has been provided. This amount represents allocations of income to bad debt deductions for tax purposes only. Reductions of amounts so allocated for purposes other than tax bad debt losses will create taxable income, which will be subject to the then current corporate income tax rate.
     Following is a breakdown of the significant individual temporary differences that give rise to the Company's deferred tax assets and liabilities as of December 31:

                                                           1996         1995
Deferred Tax Assets:
Financial statement allowance for loan losses           $   612,888   $ 629,574
Book vs tax basis in real estate partnerships                     -     169,036
Securities available for sale market value adjustment             -      20,724
Book vs tax basis in fixed assets                            42,596           -
Other                                                        69,094      41,192
  Sub-Total                                             $   724,578   $ 860,526
Less: Valuation allowance                                         -     (29,472)
  Total Deferred Tax Assets                             $   724,578   $ 831,054

Deferred Tax Liabilities:
Excess of tax loan loss allowance over base year amount     (88,601)   (143,365)
Book vs tax basis in mortgage servicing rights             (206,773)          -
Book vs tax basis in real estate partnerships              (419,313)          -
Securities available for sale market value adjustment       (13,905)          -
Book vs tax basis in fixed assets                                 -     (28,312)
Book vs tax basis in FHLB stock                            (133,468)   (133,468)
Deferred fee income                                        (191,418)    (89,755)
Other                                                       (36,512)          -
  Total Deferred Tax Liabilities                        $(1,089,990)  $(394,900)

  Net Deferred Tax (Liabilities) Assets                 $  (365,412)  $ 436,154

--------------------------------------------------------------------------------

The valuation allowance for deferred tax assets as of December 31, 1995 was $29,472 and was related to the state benefit recognized on the difference in the Company's real estate partnerships and capital loss carryforward. Based upon the reduction in the book-tax difference in real estate partnerships and the utilization of capital loss carryforwards, the reserve was eliminated.

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS         HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

(12) PENSION PLAN

The Bank has a qualified, noncontributory defined benefit plan covering substantially all employees who are at least 20-1/2 years of age and have at least six months of service. Benefits are based on years of service and the average of the five highest consecutive years of compensation.

     The following table sets forth the status of the plan as of December 31:

                                                            1996        1995
Actuarial present value of benefit obligations:
  Vested                                                 $1,730,802  $1,599,730
  Nonvested                                                  88,546      76,345
Total accumulated benefit obligation                      1,819,348   1,676,075
Projected benefit obligation                              2,622,865   2,366,786
Plan assets at fair value, primarily certificates of
 deposit at HomeBanc                                      2,298,660   1,976,521
Funded status-plan assets less than projected benefits
 obligation                                                (324,205)   (390,265)
Items to be recognized in earnings in future periods:
  Unrecognized prior service cost                           150,395     163,566
  Unrecognized net loss                                       7,983      76,343
  Unrecognized net asset at January 1, 1987 being
   amortized over 15 years                                   (7,769)     (9,323)
Accrued pension cost                                     $ (173,596) $ (159,679)

--------------------------------------------------------------------------------

Total pension expense for the plan was $214,917, $113,066, and $97,569, for 1996, 1995 and 1994, respectively. Pension expense included the following components:

                                                   1996       1995      1994
Service cost benefits earned during the period   $ 193,245  $ 112,496  $109,002
Interest cost on projected benefit obligation      173,384    135,294   131,825
Actual return on plan assets                      (257,200)  (206,534)  (77,835)
Net amortization and deferrals                     105,488     71,810   (65,423)
  Total pension expense                          $ 214,917  $ 113,066  $ 97,569

--------------------------------------------------------------------------------

     The weighted assumed discount rate used to determine the projected benefit obligation was 7.50% for 1996 and 1995 and 8.00% for 1994. The expected long-term rate of return on plan assets was 8.50% for 1996 and 1995 and 8.00% for 1994. The plan assumed a 4.75% salary progression in 1996 and 1995 and 5.00% in 1994.

(13) SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Bank has a non-qualified, noncontributory supplemental executive retirement plan covering employees earning in excess of the maximum compensation amount that can be considered under the Pension Plan. Benefits are based on years of service and the average.

     The following table sets forth the status of the plan as of December 31, 1996:

Actuarial present value of benefit obligation:
  Vested                                                              $  92,571
  Nonvested                                                                   -
Total accumulated benefit obligation                                     92,571
Projected benefit obligation                                            224,175
Plan assets at fair value                                                     -

Funded status-plan assets in excess of (less than) projected
 benefits obligation                                                   (224,175)
Item to be recognized in earnings in future periods:
  Unrecognized prior service cost                                       184,645
Adjustment to recognize minimum liability                               (53,041)
Accrued pension cost                                                  $ (92,571)

--------------------------------------------------------------------------------

Total pension expense for the plan was $39,530 for 1996. Pension expense included the following components:

Service cost benefits earned during the period                          $ 9,161
Interest cost on projected benefit obligation                            15,001
Net amortization and deferrals                                           15,368
  Total pension                                                         $39,530

--------------------------------------------------------------------------------

The weighted assumed discount rate used to determine the projected benefit obligation was 7.50% for 1996. The expected long-term rate of return on plan assets was 8.50% for 1996. The plan assumed a 4.75% salary progression in 1996.

--------------------------------------------------------------------------------

(14) OFFICER, DIRECTOR, AND EMPLOYEE PLANS

Effective January 1, 1994, the Company implemented a profit sharing and savings plan under Section 401(k) of the Internal Revenue Code covering substantially all full-time employees. Under the 401(k) plan, employee contributions were partially matched by the Company during 1996, 1995, and 1994.

--------------------------------------------------------------------------------

HomeCorp, Inc. and Subsidiary        Notes to Consolidated Financial Statements
-------------------------------------------------------------------------------

     The Company will make an annual determination whether to continue the employer match. It is the Company's intent to continue the match during 1997. Additionally, the Company may allocate a portion of net profits to the employees' accounts in the 401(k) plan.

     The Company incurred expense of $73,356, $68,279, and $67,500 to fund the ESOP and 401(k) plans for the years ended December 31, 1996, 1995, and 1994, respectively.

     Pursuant to the Company's 1990 Incentive Stock Option and Incentive Plan (1990 Plan), 110,436 shares of the Company's Common Stock were reserved for issuance by the Company. The exercise price for the purchase of shares subject to a stock option at the date of grant may not be less than 100 percent of the market value of the shares covered by the option at that date.

     Pursuant to the Company's 1996 Premium Price Stock Option and Incentive Plan (1996 Plan), 70,000 shares of the Company's Common Stock were reserved for issuance by the Company. The exercise price for the purchase of shares subject to a stock option at the date of grant cannot be less than 120 percent of the market value of the shares covered by the option at that date.

     The Plans provide awards in the form of stock options, stock appreciation rights (SARs), incentive stock options and restricted stock. Each award will be on such terms and conditions, consistent with the Plans, as the Stock Option Committee (Committee) administering the Plans may determine. The term of stock options in both plans will not exceed ten years from the date of grant.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995; risk-free interest rates of 6.48% and 6.67%; no dividends for either year; volatility factors of the expected market price of the Company's common stock of .095 and .290; and a weighted-average expected life of the options of 10 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                  1996            1995

Pro forma net income            $152,320        1,053,645
Pro forma earnings
    per share                     $0.12           $0.89

--------------------------------------------------------------------------------

     Because SFAS No. 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1997.
--------------------------------------------------------------------------------

A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                         1996                                1995                                   1994
                                   Weighted Average                    Weighted Average                       Weighted Average
                               Options   Exercise Price            Options   Exercise Price                Options    Exercise Price
                               -------   --------------            -------   --------------                --------   --------------
Outstanding-Beginning
   of year                     93,656       $ 9.50                  70,251       $ 7.00                      66,251        $ 6.67
Granted                        45,500        21.00                  30,029        14.75                       4,000         12.38
Exercised                       (200)        14.75                 (6,608)         6.67                           -             -
Forfeited                       (200)        14.75                    (16)         6.67                           -             -
Outstanding-end
   of year                    138,756       $13.26                  93,656       $ 9.50                      70,251        $ 7.00
Exercisable at end
   of year                    138,756       $13.26                  93,656       $ 9.50                      70,251        $ 7.00
Weighted-average
   fair value of options
   granted during year                      $ 7.38                               $ 8.33                                    $ 6.53

Notes to Consolidated Financial Statements
                                              HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

The Company's stock price was $17.875 at the time the 1996 options were granted. The options have an exercise price of $21.00. All prior options were granted with exercise prices equal to the Company's stock price on the date of grant. The following table summarizes information about fixed stock options at December 31, 1996:


   Range of                             Number                  Weighted-Average                        Weighted-Average
Exercise Prices                       Outstanding                 Remaining Life                         Exercise Price
$ 6.67                                  59,627                       3.5 years                              $  6.67
$12.375 to 14.75                        33,629                       8.3                                      14.47
$21.00                                  45,500                       9.3                                      21.00

                                       138,756                       6.6                                      13.26

The Company has an Employee Stock Ownership Plan (ESOP). The ESOP covers substantially all employees with more than one year of employment who have attained the age of 21. Contributions to the ESOP are determined annually by the Board of Directors. The ESOP owned 27,398 shares of the Company's common stock as of December 31, 1996, all of which were allocated.

--------------------------------------------------------------------------------

(15) Regulatory Capital

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to adjusted total assets (as defined). Management believes as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

     As of December 31, 1996, the most recent notification from the Office of Thrift Supervision (OTS) categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution's category.

HomeCorp, Inc. and Subsidiary      Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------

The Bank's actual capital amounts and ratios are presented in the table below (dollars in thousands):


                                                                                          To Be Well Capitalized
                                                                         For Capital      Under Prompt Corrective
                                                       Actual         Adequacy Purposes      Action Provisions
                                                   Amount    Ratio    Amount    Ratio     Amount     Ratio

As of December 31, 1996:
 Total Capital to risk-weighted assets
     Consolidated                                  $17,479   8.29%    $16,865   8.00%         NA         NA
     Subsidiary Bank                                17,452   8.29%     16,833   8.00%     21,042     10.00%
 Tier 1 capital to risk-weighted assets
     Consolidated                                   15,897   7.54%      8,433   4.00%         NA         NA
     Subsidiary Bank                                15,870   7.54%      8,417   4.00%     12,625      6.00%
 Tier 1 capital to adjusted total assets
     Consolidated                                   15,897   4.81%     13,217   4.00%         NA         NA
     Subsidiary Bank                                15,870   4.81%     13,201   4.00%     16,502      5.00%

As of December 31, 1995:
 Total Capital to risk-weighted assets
     Consolidated                                   19,294   9.47%     16,302   8.00%         NA         NA
     Subsidiary Bank                                19,202   9.42%     16,301   8.00%     20,377     10.00%
 Tier 1 capital to risk-weighted assets
     Consolidated                                   17,669   8.67%      8,151   4.00%         NA         NA
     Subsidiary Bank                                17,577   8.63%      8,151   4.00%     12,226      6.00%
 Tier 1 capital to adjusted total assets
     Consolidated                                   17,669   5.27%     13,413   4.00%         NA         NA
     Subsidiary Bank                                17,577   5.24%     13,412   4.00%     16,765      5.00%

--------------------------------------------------------------------------------

     Applicable rules and regulations of the OTS impose limitations on dividends by the Bank. Within those limitations, certain "safe harbor" dividends are permitted, subject to providing the OTS at least 30 days advance notice. The safe harbor amounts are based upon an institution's regulatory capital level. Thrift institutions which have capital in excess of all capital requirements before and after the proposed dividend are permitted to make capital distributions during any calendar year up to the greater of (1) 100% of net income to date during the calendar year, plus one-half of the surplus over such institution's capital requirements at the beginning of the calendar year, or (2) 75% of net income over the most recent four-quarter period. Additional restrictions would apply to an institution which does not meet its capital requirement before or after a proposed dividend. Under the frame work, the Bank's capital levels do not allow the Bank to accept brokered deposits. The Bank relies upon its community deposit base and Federal Home Loan Bank borrowings as primary funding sources.

     Unlike the Bank, the Company is not subject to regulatory restrictions on the payment of dividends to its shareholders. However, the source of its future dividends may depend upon dividends from the Bank.

     As part of the Conversion process to a public company, the Bank established a liquidation account for the benefit of eligible depositors as of March 31, 1989, the eligibility record date, who continue to maintain deposits in the Bank following the Conversion. The initial balance of the liquidation account was $9,011,252, the retained earnings of the Bank as of April 30, 1990. The balance in this account decreases each year in which deposit balances of eligible depositors decline. The account balance approximated $2,667,000 at December 31, 1996. In the unlikely event of a complete liquidation, each eligible depositor who has continued to maintain deposits in the Bank following the Conversion, will be entitled to receive a liquidation distribution from the liquidation account prior to any distributions to stockholders. Dividends cannot be paid from retained earnings allocated to the liquidation account.

Notes to Consolidated Financial Statements        HomeCorp, Inc. and Subsidiary

--------------------------------------------------------------------------------

(16) Concentrations of Credit Risk, Financial Instruments with Off-Balance-Sheet Risk, Commitments and Contingencies

Substantially all of the Bank's conventional first mortgage loans are secured by single-family homes in the Northern Illinois area. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The borrower's ability to repay the loans is generally dependent upon the economic environment of the Northern Illinois area.

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

     Letters of credit are issued by the Company and the Bank to guarantee the completion of certain real estate developments.

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established of any condition established in the contract. Commitments are made at adjustable and fixed rates. Fixed rate commitments generally expire within sixty days with adjustable rate commitments made for up to 60 days. At December 31, 1996 fixed rate commitments for the origination of fixed and variable rate mortgage loans were $2,379,000 and ranged from 6.125% to 8.50%.

     All of the Bank's loan sales have been without recourse. Virtually all of the Bank's servicing responsibilities are to the Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association under standard servicing agreements.

      As of December 31, 1996 and 1995, the Bank has contingent liabilities under surety agreements (credit enhancements) with third parties aggregating $2,000,000 and $5,800,688, respectively. Fees are received for the Bank's guarantee, with other financial institutions, of certain multifamily housing revenue bonds.

     Mortgage-backed and U.S. Government and agency obligations with carrying values of approximately $1,185,000 and $8,979,000 at December 31, 1996 and 1995 respectively, have been pledged to secure these agreements.

     The Company and its subsidiary use the same credit policies in making commitments and conditional obligations as on-balance-sheet instruments. At December 31, 1996 and 1995 such commitments and conditional obligations are as follows:


                                             December 31
                                        1996            1995
                                     ----------      ----------
Standby letters of credit            $  626,000      $  262,000
Conventional first mortgage
 loan commitments                     5,630,000       9,110,000

 Total commitments
    to extend credit                 $6,256,000      $9,372,000


     Because of the nature of its activities, the Company and Bank are subject to pending and threatened legal actions which arise in the normal course of business.

     In the opinion of management, based on advise of legal counsel, the disposition of any known pending current legal actions will not have a material adverse effect on the financial position of the Company.
--------------------------------------------------------------------------------

(17) Fair Values of Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" requires disclosures of estimated values of financial instruments. Fair value estimates, methods, and assumptions are set forth.

     Cash and Cash Equivalents

The carrying amounts of $14,140,492 and $10,411,569 for 1996 and 1995, respectively of cash and cash equivalents approximate fair value because they mature in three months or less and do not present unanticipated credit concerns.

     Investment and Mortgage-Backed Securities

Comparisons of the recorded book values and estimated fair values to investment securities held to maturity, securities available for sale and mortgage-backed securities are summarized in notes (2), (3), and (4), respectively. All fair values are based upon market quotes. The following table summarizes the balances:

[LOGO HOMECORP, INC. AND SUBSIDIARY]                                                     Notes to Consolidated Financial Statements
------------------------------------------------------------------------------------------------------------------------------------
                                                          At December 31, 1996              At December 31, 1995
                                                      ----------------------------      ----------------------------
                                                         Carrying         Estimated        Carrying         Estimated
                                                          Amount         Fair Value         Amount         Fair Value
     Investment securities held to maturity           $ 5,502,353      $ 5,471,000      $ 6,504,355      $ 6,412,000

     Securities available for sale                     12,496,885       12,496,885        8,311,118        8,311,118
     Mortgage-backed securities held to maturity       18,858,630       18,577,000       24,487,509       24,146,000
====================================================================================================================================

     Loans

Fair values are estimated on portfolios of loans with similar financial characteristics.  Loans are segregated by type, such as residential real estate, commercial or consumer and are then further segregated by adjustable and fixed interest rate.

     The fair value for the loan portfolio was calculated by discounting estimated future cash flows of loans using estimated discount rates that consider the credit and interest rate risk inherent in the loans.  The assumptions involved in estimating the future cash flows and appropriate discount rate are judgmentally determined using market information and specific borrower information, as appropriate.

     The following table presents information for loans:
------------------------------------------------------------------------------------------------------------------------------------

                                                             At December 31, 1996              At December 31, 1995
                                                         ----------------------------      ----------------------------
                                                            Carrying         Estimated        Carrying         Estimated
                                                             Amount         Fair Value*        Amount         Fair Value*
Residential real estate:
  Fixed                                                   $79,189,188      $79,221,000      $99,675,842     $102,015,000
  Adjustable                                               48,429,170       47,774,000       61,271,355       60,917,000
Other real estate:
  Fixed                                                    16,070,904       16,456,000       10,738,298       11,036,000
  Adjustable                                               24,014,859       28,870,000       27,891,711       28,471,000
Construction and land:
  Fixed                                                     2,010,952        2,013,000               --               --
  Adjustable                                               10,562,950       10,577,000        6,841,363        6,838,000
Consumer:
  Fixed                                                    62,398,873       62,319,000       44,913,412       45,022,000
  Adjustable                                               14,674,712       14,657,000       11,599,302       11,525,000
Commercial:
  Fixed                                                     3,036,300        3,018,000        2,062,421        2,067,000
  Adjustable                                                3,206,271        3,186,000        1,944,735        1,949,000
------------------------------------------------------------------------------------------------------------------------------------

* Management has made estimates of fair value discount rates that it believes are reasonable.  However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair values presented above would be indicative of the values negotiated in actual sales.

Notes to Consolidated Financial Statements         HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

     Deposit Liabilities

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as non-interest bearing checking, NOW accounts, savings and money market accounts, is equal to the amount payable on demand as of December 31, 1996 and 1995.

The discount rate is determined by the rates offered as of December 31, 1996 and 1995 for comparable remaining maturities.

----------------------------------------------------------------------------------------------------------
                                                At December 31, 1996            At December 31, 1995
                                           ------------------------------   ------------------------------

                                              Carrying         Estimated        Carrying         Estimated
                                               Amount         Fair Value         Amount         Fair Value
Non-interest bearing demand                $  8,870,796     $  8,870,796     $  6,822,512     $  6,822,512
Savings and NOW                              48,140,245       48,140,245       48,515,072       48,515,072
Money market                                 30,805,437       30,805,437       28,566,474       28,566,474
Certificates of deposit                     223,937,968      225,645,000      230,389,825      234,155,000
----------------------------------------------------------------------------------------------------------

The fair values estimated above do not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

-------------------------------------------------------------------------------

Commitments to Extend Credit, Standby Letters of
Credit, and Financial Guarantees Written

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of financial guarantees written and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle obligations with the counterparties.

     The Bank and the company issue letters of credit, primarily on behalf of the Bank's subsidiary in connection with its ongoing real estate development operations.

     Limitations

The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     In addition, the fair value estimates are based on existing on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets and liabilities include the mortgage origination operation, brokerage, deferred taxes and property plant and equipment. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimated and have not been considered in any estimated.

--------------------------------------------------------------------------------
                                                                          37

HomeCorp, Inc. and Subsidiary         Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

(17) Interim Period Consolidated Operating Highlights (unaudited)

Consolidated operating highlights (unaudited) for the respective interim quarterly reporting periods for the years ended December 31, 1996 and 1995 are as follows:

                                                                            Quarter ended
                                                       ----------------------------------------------------------
                                                        March 31        June 30       September 30    December 31
1996:
Total interest income                                  $5,973,291      $6,065,503     $ 6,134,173      $6,208,339
Total interest expense                                  3,707,025       3,646,845       3,751,816       3,779,541

Net interest income                                     2,266,266       2,418,658       2,382,357       2,428,798
Provision for loan losses                                 115,000         105,000         175,000         170,000

Net interest income after provision for loan losses     2,151,266       2,313,658       2,207,357       2,258,798

Gain on sale of:                                          396,974         418,812         436,298         447,136
  Loans receivable, investments securities and
  mortgage-backed securities                              337,498         211,270         180,697         203,849
Income (Loss) from real estate developments                  (219)        (13,644)        388,409         486,629
REO Operations                                            114,951         115,934         120,062         120,162
Other noninterest operating income                         33,264          51,085          21,565          59,598
Noninterest operating expense                           2,443,793       2,425,062       2,568,311       2,673,362
SAIF special assessment                                         -               -       2,042,942               -

Provision for loss on foreclosed real estate                    -               -               -         100,000
Provision for credit enhancement costs                          -               -               -         246,000

Income before income taxes                                589,941         672,053      (1,256,865)        556,810
Income taxes                                              234,405         261,000        (500,498)        208,201

Net income (loss)                                      $  355,536      $  411,053     $  (756,376)     $  348,609
Earnings per share (loss)                                   $0.30           $0.35          $(0.64)          $0.29

-----------------------------------------------------------------------------------------------------------------

1995:
Total interest income                                  $5,867,331      $6,100,713     $ 6,350,927      $6,116,853
Total interest expense                                  3,460,246       3,803,614       3,954,695       3,846,043

Net interest income                                     2,407,085       2,297,099       2,396,232       2,270,810
Provision for loan losses                                  90,000          90,000          90,000          90,000

Net interest income after provision for loan losses     2,317,085       2,207,099       2,306,232       2,180,810
Loan fees and service charges                             336,468         341,691         371,245         406,121
Gain on sale of:
  Loans receivable, investment securities and
  mortgage backed securities                               23,173          59,468         101,184         113,221
Income (Loss) from real estate developments               (52,605)        147,578         (68,374)        (80,272)
REO Operations                                                  -               -               -         115,573
Other noninterest operating income                         33,002          38,411          39,840          18,117
Noninterest operating expense                           2,174,191       2,289,044       2,304,124       2,236,921

Income before income taxes                                482,932         505,203         446,003         516,649
Income taxes                                              180,550         193,535         168,050         201,170

Net income                                             $  302,382      $  311,668     $   277,953      $  315,479

Earnings per share                                          $0.26           $0.26           $0.23           $0.27

-----------------------------------------------------------------------------------------------------------------

As computations for each quarter are independent, the sum of earnings per share data for the quarters in each year may not equal earnings per share for the year.
--------------------------------------------------------------------------------
38
Income (Loss) from real estate developments

Notes to Consolidated Financial Statements         HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------


(18)  Parent Company Financial Information

The parent company only financial information as of and for the years ended December 31, 1996, 1995, and 1994 is presented below and should be read in conjunction with the other notes to the consolidated financial statements.

--------------------------------------------------------------------------------

Statements of Financial Condition

                                                                   1996            1995            1994
Assets:
  Cash and cash equivalents                                    $    28,504     $    88,534     $   118,085
  Investments                                                       11,544          11,159          10,804
  Equity in net assets of the Bank                              20,830,674      20,337,651      18,905,641

    Total assets                                               $20,870,722     $20,437,344     $19,034,530

Liabilities:
Other liabilities                                              $    12,466     $    13,844     $     5,175
Stockholders' equity:
  Common stock                                                 $    11,287     $    11,264     $    11,220
  Additional paid-in capital                                     6,492,542       6,465,178       6,435,874
  Retained earnings                                             14,332,532      13,973,701      12,766,219
  Unrealized gain (loss) on securities available for sale           21,895         (26,643)       (184,498)

    Total liabilities and stockholders' equity                 $20,870,722     $20,437,344     $19,034,530

Statements of Operations
Equity in earnings of the Bank:
  Income before cumulative effect of change in
    accounting principle                                       $   444,484     $ 1,274,155     $   684,600
  Cumulative effect of change in accounting principle                    -               -      (4,340,424)
Interest income                                                        385             355             513
Other income (expense), net                                       (140,893)       (109,673)       (122,466)
Income before income taxes                                         303,976       1,164,837      (3,777,777)
Income tax expense (benefit)                                       (54,855)        (42,645)         65,400
Net income (loss)                                              $   358,831     $ 1,207,482     $(3,712,377)

Statements of Cash Flows
Operating activities:
  Net income (loss)                                            $   358,831     $ 1,207,482     $(3,712,377)
  Deduct (add) equity in earnings of the Bank
    not providing (using) funds                                   (444,484)     (1,274,155)      3,655,825
  Net increase (decrease) in other liabilities                      (1,379)          8,129          13,280
Net decrease in other assets                                             -               -          45,448
Net cash provided (used) by operations                             (87,032)        (58,544)          2,176
  Purchase of investment security                                     (385)           (355)           (216)
Net cash used by investing activities                                 (385)           (355)           (216)
  Exercise of stock options                                         27,387          29,348               -
Net cash provided by financing activities                           27,387          29,348               -
Net increase (decrease) in cash                                    (60,030)        (29,551)          1,960
Cash and cash equivalents, beginning of year                        88,534         118,085         116,125

----------------------------------------------------------------------------------------------------------
                                                                                                        39


HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

Directors and Executive Officers
--------------------------------

[PHOTO OF KARL H. ERICKSON]
[PHOTO OF C. STEVEN SJOGREN]
[PHOTO OF JOHN R. PERKINS]
[PHOTO OF WESLEY E. LINDBERG]
[PHOTO OF  ROBERT C. HAUSER]
[PHOTO OF ADAM A. JAHNS]
[PHOTO OF LARRY U. LARSON]
[PHOTO OF RICHARD W. MALMGREN]
[PHOTO OF DAVID R. RYDELL]

--------------------------------------------------------------------------------

KARL H. ERICKSON
Chairman of the Board,
HomeCorp, Inc.
Past President/Hardware
Division, Amerock
Corporation, a
manufacturer of custom
window hardware.

C. STEVEN SJOGREN
President and Chief Executive
Officer, HomeCorp, Inc.

JOHN R. PERKINS
Executive Vice President and
Chief Financial Officer,
HomeCorp, Inc.

WESLEY E. LINDBERG
Secretary, HomeCorp, Inc.
Partner in the law firm of
Reno, Zahm, Folgate,
Lindberg & Powell.

ROBERT C. HAUSER
President, Hauser Inc.,
a lumber and building
materials supplier.

ADAM A. JAHNS
Past Chairman and CEO,
Cragin Financial Corp.

LARRY U. LARSON
Consultant, Larson and Darby,
Inc., an architectural,
engineering and planning firm.

RICHARD W. MALMGREN
Retired Executive, Clarcor, Inc.,
a products packaging company.

DAVID R. RYDELL
President of Bergstrom Inc.,
a manufacturer of vehicle
HVAC systems.

(additional officer)
DIRK J. MEMINGER
Treasurer and Chief Accounting
Officer, HomeCorp, Inc.



Officers--HomeBanc, fsb
--------------------------------------------------------------------------------

C. STEVEN SJOGREN
President and Chief
Executive Officer

JOHN R. PERKINS
Executive Vice President
and Chief Operating Officer

WESLEY E. LINDBERG
Secretary

DIRK J. MEMINGER
Treasurer

MARSHA A. ABRAMSON
Senior Vice President/
Deposit Services

ROBERT R. BENNEHOFF
Senior Vice President/
Residential Lending

PETER T. ROCHE
Senior Vice President/
Commercial Lending

                                                   HomeCorp, Inc. and Subsidiary
--------------------------------------------------------------------------------

INVESTOR INFORMATION AND FORM 10-K
----------------------------------
Stockholder, stockbroker and security analyst inquiries should be directed to HomeCorp's president. A copy of the company's annual report on Form 10-K is available without charge by contacting:

C. STEVEN SJOGREN, President
HomeCorp, Inc.
1107 East State Street, P.O. Box 4779
Rockford, Illinois 61110-4779
815-987-2200

STOCK TRANSFER AGENT & REGISTRAR
--------------------------------
The transfer agent, Firstar Trust Company, maintains all stockholder records and can assist with stock transfer and registration, address changes, changes or corrections in Social Security or tax identification numbers, and 1099 tax reporting questions. If you have questions, please contact the stock transfer agent at the address below.

FIRSTAR TRUST COMPANY
Corporate Trust Services
615 East Michigan Street, 4th Floor
Milwaukee, Wisconsin 53202
414-276-3737 . 1-800-637-7549
================================================================================

HOMECORP, INC. SHARES

The company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market(SM) under the symbol:
HMCI.
--------------------------------------------------------------------------------

Common shares outstanding:      1,128,779
Stockholders of record: *             509
Estimated total owners: *           1,060

Market makers: These investment brokerage firms make a market in HomeCorp, Inc. common stock.

  EVEREN Securities, Inc.
  Howe Barnes Investments, Inc.

      *As of March 1, 1997

================================================================================
This pricing table for the corporation's common stock reflects high and low sales prices reported by the NASDAQ since January 1, 1995.

                                 1996                   1995
                             ------------------------------------
                             High     Low          High     Low
First quarter               $18.00   $16.50       $15.00   $10.33
Second quarter               18.75    17.00        15.50    10.50
Third quarter                19.875   17.00        13.00    10.50
Fourth quarter               19.875   17.75        14.50    12.00

--------------------------------------------------------------------------------

No cash dividends have been paid on HomeCorp, Inc. common stock to date. For information regarding restrictions on dividends, see Note (15) to the Consolidated Financial Statements.

HOMEBANC
OFFICE LOCATIONS

ROCKFORD
1107 East State Street
815-987-2200

3210 Eleventh Street
815-987-2240

2641 North Mulford Road
815-987-2230

5875 Riverside Blvd.
815-636-4080

CherryVale Mall
815-322-5834

LOVES PARK
5629 North Second Street
815-633-1363

Freeport
205 West Stephenson Street
815-235-1000

1550 West Galena Avenue
815-235-1001

Dixon
98 Galena Avenue
815-288-3315

122 West Boyd
815-288-3315


HEADQUARTERS

HOMECORP, INC.
1107 East State Street
P.O. Box 4779
Rockford, Illinois
61110-4779
815-987-2200
----------------------

ANNUAL MEETING
The annual meeting of stockholders will convene at 4:00 p.m., Tuesday, April 22, 1997. It will be held in the Wallingford Center at the Best Western Clock Tower Resort, located at 7801 East State Street in Rockford.

[HOMECORP LOGO]

HomeCorp, Inc. and Subsidiary
-----------------------------

Consolidated Financial Highlights
========================================================================================
                                                           As of, or for the year ended
                                                                   December 31
Dollars in thousands, except per share amounts              1996        1995        1994
----------------------------------------------------------------------------------------
Total assets                                            $335,824    $338,027    $330,412
Cash and cash equivalents, investment
  securities held to maturity and investment
  securities available for sale                           32,140      25,227      39,843
Loans receivable and mortgage-backed securities          277,998     285,509     273,292
Deposit accounts                                         311,754     314,294     307,605
Stockholders' equity                                      20,858      20,424      19,029
----------------------------------------------------------------------------------------
Net interest income                                     $  9,496    $  9,371    $  9,025
Net income (loss)                                            359       1,207      (3,712)
Net income (loss) per share                                 0.30        1.03       (3.21)
Book value per share                                       18.48       18.13       16.96
----------------------------------------------------------------------------------------
Key ratios:
  Net interest income to average earnings assets            3.04%       2.98%       2.98%
  Net income to average assets                              0.11        0.36        n/m
  Net income to average stockholders' equity                1.72        5.49        n/m
  Non-interest operating expenses to average assets*        2.98        2.67        2.62
  Stockholders' equity to total assets                      6.21        6.04        5.76
  Non-performing assets to total assets                     3.68        3.04        1.39
  Reserve for loan losses to total loans                    0.61        0.45        0.43
----------------------------------------------------------------------------------------

n/m = not meaningful.
* Prior year amounts exclude goodwill amortization.


                              Inside This Report
                              ------------------
President Message.....................................................  1

Marketing Overview....................................................  2

Selected Financial Information........................................  3

Management's Discussion and Analysis..................................  4-13

Report of Independent Auditors........................................  14

Consolidated Financial Statements.....................................  15-19

Notes to Consolidated Financial Statements............................  20-39

Management and Shareholder Information................................  40-41


                                ABOUT HOMECORP

HomeCorp, Inc. was formed in 1989 to serve as the holding company for HomeBanc, a federal savings bank.

In June 1990, HomeBanc converted from a mutual savings and loan to a stock federal savings bank. The bank and its subsidiary account for substantially all of the operations of HomeCorp. Inc.

HomeBanc was founded in 1889 in Rockford, Illinois. The institution ended 1996 with assets of $335.8 million and total stockholders' equity of $20.9 million.

HomeBanc operates ten offices in northern Illinois, including six in Rockford and two each in Freeport and Dixon. The bank serves its customers with an emphasis on personal service and a wide range of contemporary retail banking products, including mortgage and consumer installment lending. HomeBanc also markets financing and investment services for qualified small businesses. In addition, stock, bond and annuity sales are promoted through a relationship with INVEST Financial Corporation.

HomeCorp, Inc. shares are traded on the Nasdaq National Market System, using the symbol HMCI.